Nexa Resources S.A.

Consolidated financial statements at December 31, 2023 and report of independent registered public accounting firm

Contents

Consolidated financial statements

Notes to the consolidated financial statements

Nexa Resources S.A.

Consolidated income statement

Years ended on December 31

All amounts in thousands of US dollars, unless otherwise stated

	Note	2023	2022	2021
Net revenues	6	2,573,233	3,033,990	2,622,110
Cost of sales	7	(2,276,757)	(2,395,180)	(1,989,019)
Gross profit		296,476	638,810	633,091

Operating expenses
Selling, general and administrative	7	(126,948)	(145,543)	(133,803)
Mineral exploration and project evaluation	8	(99,666)	(98,862)	(85,043)
Impairment loss of long-lived assets	31	(114,643)	(32,512)	-
Other income and expenses, net	9	(110,584)	(2,674)	31,948
		(451,841)	(279,591)	(186,898)
Operating (loss) income		(155,365)	359,219	446,193

Results from associates equity
Share in the results of associates		23,536	1,885	-
		23,536	1,885	-
Net financial results	10
Financial income		25,503	25,018	11,472
Financial expenses		(204,184)	(168,694)	(142,275)
Other financial items, net		17,040	9,949	(6,099)
		(161,641)	(133,727)	(136,902)

(Loss) income before income tax		(293,470)	227,377	309,291

Income tax benefit (expense)	11 (a)	4,274	(150,983)	(153,204)

Net (loss) income for the year		(289,196)	76,394	156,087
Attributable to NEXA's shareholders		(289,354)	49,101	114,332
Attributable to non-controlling interests		158	27,293	41,755
Net (loss) income for the year		(289,196)	76,394	156,087
Weighted average number of outstanding shares – in thousands		132,439	132,439	132,439
Basic and diluted (losses) earnings per share – USD	30 (f)	(2.18)	0.37	0.86

The accompanying notes are an integral part of these consolidated financial statements

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Nexa Resources S.A.

Consolidated statement of comprehensive income

Years ended on December 31

All amounts in thousands of US dollars, unless otherwise stated

	Note	2023	2022	2021
Net (loss) income for the year		(289,196)	76,394	156,087

Other comprehensive income (loss), net of income tax - items that can be reclassified to the income statement
Cash flow hedge accounting	16 (c)	732	(1,329)	488
Deferred income tax		(1,269)	998	(161)
Translation adjustment of foreign subsidiaries	30 (e)	81,315	65,243	(64,575)
		80,778	64,912	(64,248)

Other comprehensive income (loss), net of income tax - items that will not be reclassified to the income statement
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	24 (c)	(583)	521	(5,066)
Deferred income tax		198	(178)	(2,375)
Changes in fair value of investments in equity instruments		(1,466)	(3,608)	(2,632)
		(1,851)	(3,265)	(10,073)
Other comprehensive income (loss) for the year, net of income tax		78,927	61,647	(74,321)

Total comprehensive (loss) income for the year		(210,269)	138,041	81,766
Attributable to NEXA’s shareholders		(215,324)	105,972	43,828
Attributable to non-controlling interests		5,055	32,069	37,938
Total comprehensive (loss) income for the year		(210,269)	138,041	81,766

The accompanying notes are an integral part of these consolidated financial statements

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Nexa Resources S.A.

Consolidated statement of balance sheet

Years ended on December 31

All amounts in thousands of US dollars, unless otherwise stated

Assets	Note	2023	2022
Current assets
Cash and cash equivalents	15	457,259	497,826
Financial investments		11,058	18,062
Other financial instruments	16 (a)	7,801	7,380
Trade accounts receivables	17	141,910	223,740
Inventory	18	339,671	395,197
Recoverable income tax		15,193	2,455
Other assets	19	86,934	75,486
		1,059,826	1,220,146

Non-current assets
Investments in equity instruments	14 (c)	5,649	7,115
Other financial instruments	16 (a)	92	63
Deferred income tax	11 (b)	235,073	166,983
Recoverable income tax		6,237	4,914
Other assets	19	129,614	134,474
Investments in associates		44,895	38,990
Property, plant and equipment	21	2,438,614	2,295,275
Intangible assets	22	909,279	1,016,927
Right-of-use assets	23	11,228	6,895
		3,780,681	3,671,636

Total assets		4,840,507	4,891,782

Liabilities and shareholders’ equity
Current liabilities
Loans and financings	24 (a)	143,196	50,840
Lease liabilities	23 (b)	3,766	3,661
Other financial instruments	16 (a)	19,077	11,435
Trade payables	25	451,603	413,856
Confirming payables	26	234,385	216,392
Dividends payable		2,830	7,922
Dams, asset retirement and environmental obligations	27	33,718	23,646
Contractual obligations	29	37,432	26,188
Salaries and payroll charges		68,165	79,078
Tax liabilities		49,524	40,610
Other liabilities		31,186	25,136
		1,074,882	898,764

Non-current liabilities
Loans and financings	24 (a)	1,582,370	1,618,419
Lease liabilities	23 (b)	5,452	1,360
Other financial instruments	16 (a)	27,045	20,416
Dams, asset retirement and environmental obligations	27	281,201	242,673
Provisions	28	56,787	43,897
Deferred income tax	11 (b)	183,698	199,499
Contractual obligations	29	79,680	105,972
Other liabilities		92,758	50,528
		2,308,991	2,282,764

Total liabilities		3,383,873	3,181,528

Shareholders’ equity	30
Attributable to NEXA’s shareholders		1,201,921	1,442,245
Attributable to non-controlling interests		254,713	268,009
		1,456,634	1,710,254
Total liabilities and shareholders’ equity		4,840,507	4,891,782

The accompanying notes are an integral part of these consolidated financial statements

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Nexa Resources S.A.

Consolidated statement of cash flow

Years ended on December 31

All amounts in thousands of US dollars, unless otherwise stated

	Note	2023	2022	2021
Cash flows from operating activities
(Loss) income before income tax		(293,470)	227,377	309,291
Depreciation and amortization	21,22 and 23	298,393	290,937	258,711
Impairment loss of long-lived assets	31	114,643	32,512	-
Share in the results of associates		(23,536)	(1,885)	-
Interest and foreign exchange effects		131,988	126,545	143,496
Loss on sale of property, plant and equipment and intangible assets	9	3,734	698	4,891
Dams obligations	9	6,960	-	-
Changes in provisions and other assets impairments		(37,800)	84,393	21,325
Tax voluntary disclosure – VAT discussions	9 (iv)	102,939	-	-
Changes in fair value of loans and financings	24 (c)	525	1,472	(19,380)
Changes in fair value of derivative financial instruments	16 (c)	(12,514)	(14,947)	26,408
Changes in fair value of energy forward contracts	16 (d)	15,663	-	-
Changes in fair value of offtake agreement	16 (e)	(2,268)	(24,267)	-
Contractual obligations	29 (a)	10,121	10,565	19,580
Generation Scaling Factor recovered costs		-	-	(19,407)
Decrease (increase) in assets
Trade accounts receivables		58,067	(29,215)	(54,684)
Inventory		127,002	(75,071)	(102,068)
Other financial instruments		13,271	8,648	(14,936)
Other assets		(70,948)	(72,607)	(47,312)
Increase (decrease) in liabilities
Trade payables		(451)	(32,476)	44,880
Confirming payables		17,074	(16,348)	87,565
Other liabilities		(42,785)	(17,448)	2,759
Cash provided by operating activities		416,608	498,883	661,119

Interest paid on loans and financings	24 (c)	(113,018)	(109,263)	(121,112)
Interest paid on lease liabilities	23 (b)	(553)	(994)	(1,415)
Premium paid on bonds repurchase		-	(3,277)	-
Income tax paid		(56,191)	(118,719)	(45,607)
Net cash provided by operating activities		246,846	266,630	492,985

Cash flows from investing activities
Additions of property, plant and equipment		(310,150)	(382,468)	(485,204)
Additions of intangible assets		(3,087)	(4,595)	-
Net sales of financial investments		19,556	10,647	20,076
Proceeds from the sale of property, plant and equipment		1,229	751	2,210
Investments in equity instruments		-	(7,000)	(6,356)
Acquisition of additional shares in associates		-	(4,136)	-
Dividends received from associates	30 (g)	22,100	7,867	-
Net cash used in investing activities		(270,352)	(378,934)	(469,274)

Cash flows from financing activities
New loans and financings	24 (c)	56,408	95,621	59,771
Debt issue costs	24 (c)	(74)	(63)	(178)
Payments of loans and financings	24 (c)	(27,087)	(24,639)	(251,044)
Prepayment of fair value debt		-	-	(90,512)
Bonds repurchase	24 (c)	-	(128,470)	-
Payments of lease liabilities	23 (b)	(5,818)	(17,091)	(9,827)
Dividends paid	30 (g)	(23,713)	(68,466)	(52,344)
Payments of share premium	30 (g)	(25,000)	(6,126)	-
Net cash used in financing activities		(25,284)	(149,234)	(344,134)

Foreign exchange effects on cash and cash equivalents		8,223	15,547	(21,923)

Decrease in cash and cash equivalents		(40,567)	(245,991)	(342,346)
Cash and cash equivalents at the beginning of the year		497,826	743,817	1,086,163
Cash and cash equivalents at the end of the year		457,259	497,826	743,817
Non-cash investing and financing transactions
Additions to right-of-use assets	23 (a)	(10,304)	(2,018)	(5,174)
Additions to intangible assets related to GSF recovered costs		-	-	(19,407)
Write-offs of property, plant and equipment	21 (a)	4,089	1,449	3,343
Write-offs of right of use assets	23 (a)	874	-	-
Additions to intangible assets related to offtake agreement and other intangibles		-	(52,934)	-
Increase in investment in associates		-	(32,456)	-
Derecognition of Nexa’s share of Enercan’s property, plant and equipment, intangible assets and financial investments	4(ii)	-	46,858	-

The accompanying notes are an integral part of these consolidated financial statements

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Nexa Resources S.A.

Consolidated statement of changes in shareholders’ equity

At and for the years ended on December 31

All amounts in thousands of US dollars, unless otherwise stated

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2021	132,438	1,043,755	1,245,418	(814,675)	(229,491)	1,377,445	243,799	1,621,244
Net income for the year	-	-	-	114,332	-	114,332	41,755	156,087
Other comprehensive loss for the year	-	-	-	-	(70,504)	(70,504)	(3,817)	(74,321)
Total comprehensive income (loss) for the year	-	-	-	114,332	(70,504)	43,828	37,938	81,766
Transfer of the changes in fair value of prepaid debt related to changes in the Company’s own credit risk to retained earnings	-	-	-	(10,965)	10,965	-	-	-
Dividends distribution to NEXA's shareholders - USD 0.26 per share	-	-	-	(35,000)	-	(35,000)	-	(35,000)
Dividends distribution to non-controlling interests	-	-	-	-	-	-	(23,730)	(23,730)
Total contributions by and distributions to shareholders	-	-	-	(45,965)	10,965	(35,000)	(23,730)	(58,730)
At December 31, 2021	132,438	1,043,755	1,245,418	(746,308)	(289,030)	1,386,273	258,007	1,644,280
Net income for the year	-	-	-	49,101	-	49,101	27,293	76,394
Other comprehensive income for the year	-	-	-	-	56,871	56,871	4,776	61,647
Total comprehensive income (loss) for the year	-	-	-	49,101	56,871	105,972	32,069	138,041
Dividends distribution to NEXA's shareholders – USD 0.33 per share – note 30 (g)	-	-	-	(43,874)	-	(43,874)	-	(43,874)
Share premium distribution to NEXA's shareholders – USD 0.05 per share – note 30 (g)	-	(6,126)	-	-	-	(6,126)	-	(6,126)
Dividends distribution to non-controlling interests	-	-	-	-	-	-	(23,075)	(23,075)
Other equity movements	-	-	-	-	-	-	1,008	1,008
Total contributions by and distributions to shareholders	-	(6,126)	-	(43,874)	-	(50,000)	(22,067)	(72,067)
At December 31, 2022	132,438	1,037,629	1,245,418	(741,081)	(232,159)	1,442,245	268,009	1,710,254

The accompanying notes are an integral part of these consolidated financial statements

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Nexa Resources S.A.

Consolidated statement of changes in shareholders’ equity

At and for the years ended on December 31

All amounts in thousands of US dollars, unless otherwise stated

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2023	132,438	1,037,629	1,245,418	(741,081)	(232,159)	1,442,245	268,009	1,710,254
Net (loss) income for the year	-	-	-	(289,354)	-	(289,354)	158	(289,196)
Other comprehensive income for the year	-	-	-	-	74,030	74,030	4,897	78,927
Total comprehensive (loss) income for the year	-	-	-	(289,354)	74,030	(215,324)	5,055	(210,269)
Share premium distribution to NEXA's shareholders – USD 0.19 per share – note 30 (g)	-	(25,000)	-	-	-	(25,000)	-	(25,000)
Dividends distribution to non-controlling interests – note 30 (g)	-	-	-	-	-	-	(18,351)	(18,351)
Total distributions to shareholders	-	(25,000)	-	-	-	(25,000)	(18,351)	(43,351)
At December 31, 2023	132,438	1,012,629	1,245,418	(1,030,435)	(158,129)	1,201,921	254,713	1,456,634

The accompanying notes are an integral part of these consolidated financial statements

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Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

1	General information

Nexa Resources S.A. (“NEXA” or “Parent Company”) is a public limited liability company (société anonyme) incorporated and domiciled in the Grand Duchy of Luxembourg. Its shares are publicly traded on the New York Stock Exchange (“NYSE”).

The Company’s registered office is located at 37A, Avenue J. F. Kennedy in the city of Luxembourg in the Grand Duchy of Luxembourg.

NEXA and its subsidiaries (the “Company”) have operations that include large-scale, mechanized underground and open pit mines and smelters. The Company owns and operates three polymetallic mines in Peru, and two polymetallic mines in Brazil and is currently progressing with the ramp-up of its third polymetallic mine in Aripuanã, Brazil. The Company also owns and operates a zinc smelter in Peru and two zinc smelters in Brazil.

NEXA’s majority shareholder is Votorantim S.A. (“VSA”), which holds 64.68% of its equity. VSA is a Brazilian privately-owned industrial conglomerate that holds ownership interests in metal, steel, cement, and energy companies, among others.

2	Information by business segment

Business segment definition

The Company’s Chief Executive Officer has been identified as the chief operating decision maker (“CODM”) since the role encompasses authority over resource allocation decisions and performance assessment, mainly analyzing performance from the production obtained in the operations. The Company has identified two operating segments:

• Mining: consists of six long-life polymetallic mines, three located in the Central Andes of Peru and three located in Brazil (two in the state of Minas Gerais and one in the state of Mato Grosso). In addition to zinc, the Company produces substantial amounts of copper, lead, silver, and gold as by-products, which reduce the overall cost to produce mined zinc.

• Smelting: consists of three operating units, one located in Cajamarquilla in Peru and two located in the state of Minas Gerais in Brazil. The facilities recover and produce metallic zinc (SHG zinc and zinc alloys), zinc oxide and by-products, such as sulfuric acid.

Accounting policy

Segment performance is assessed based on Adjusted EBITDA, since net financial results, comprising financial income and expenses and other financial items, and income tax are managed at the corporate level and are not allocated to operating segments.

The Company defines Adjusted EBITDA as follows: net income (loss) for the year, adjusted by (i) share in the results of associates, depreciation and amortization, net financial results and income tax; (ii) non-cash events and non-cash gains or losses that do not specifically reflect its operational performance for the specific period, such as: gain (loss) on sale of investments; impairment and impairment reversals; gain (loss) on sale of long-lived assets; write-offs of long-lived assets; remeasurement in estimates of asset retirement obligations; and dams obligations; and (iii) pre-operating and ramp-up expenses incurred during the commissioning and ramp-up phases of greenfield projects. In addition, management may adjust the effect of certain types of transactions that in its judgments are (i) events that are non-recurring, unusual or infrequent, and (ii) other specific events that, by their nature and scope, do not reflect Nexa’s operational performance for the period.

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Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

The adjusted EBITDA is derived from internal information prepared in accordance with the International Financial Reporting Standards (“IFRS Accounting Standards”) and based on accounting measurements and management reclassifications between income statement lines items, which are reconciled to the consolidated financial statements in the column “Adjustments”, as shown in the tables below. These adjustments include reclassifications of certain overhead costs and revenues from “Other income and expenses, net” to “Net Revenues, Cost of sales and/or Selling”, “general and administrative expenses”.

The Company uses customary market terms for intersegment sales. The Company’s corporate headquarters expenses are allocated to the operating segments to the extent they are included in the measures of performance used by the CODM.

The presentation of segments results and reconciliation to income before income tax in the consolidated income statement is as follows:

					2023
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	1,090,276	1,946,661	(468,250)	4,546	2,573,233
Cost of sales	(1,028,281)	(1,726,568)	468,250	9,842	(2,276,757)
Gross profit	61,995	220,093	-	14,388	296,476

Selling, general and administrative	(61,903)	(61,233)	-	(3,812)	(126,948)
Mineral exploration and project evaluation	(90,297)	(9,369)	-	-	(99,666)
Impairment loss of long-lived assets	(109,347)	(5,296)	-	-	(114,643)
Other income and expenses, net	(67,876)	(26,412)	-	(16,296)	(110,584)
Operating (loss) income	(267,428)	117,783	-	(5,720)	(155,365)

Depreciation and amortization	219,957	77,585	-	851	298,393
Miscellaneous adjustments	196,529	51,599	-	-	248,128
Adjusted EBITDA	149,058	246,967	-	(4,869)	391,156
Changes in fair value of offtake agreement (i)					2,268
Impairment loss of long-lived assets - note 31					(114,643)
Ramp-up expenses of greenfield projects (Aripuanã) (ii)					(15,494)
Loss on sale of property, plant and equipment					(3,734)
Remeasurement in estimates of asset retirement obligations					3,125
Remeasurement adjustment of streaming agreement (iii)					(10,121)
Energy forward contracts – Change in fair value (iv)					(15,663)
Tax voluntary disclosure – VAT discussions (v)					(86,906)
Dams obligations (vi)					(6,960)
Miscellaneous adjustments					(248,128)
Depreciation and amortization					(298,393)
Share in result of associates					23,536
Net financial results					(161,641)
Loss before income tax					(293,470)

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Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

					2022
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	1,248,027	2,466,967	(683,583)	2,579	3,033,990
Cost of sales	(905,241)	(2,190,903)	683,583	17,381	(2,395,180)
Gross profit	342,786	276,064	-	19,960	638,810

Selling, general and administrative	(64,444)	(60,435)	-	(20,664)	(145,543)
Mineral exploration and project evaluation	(88,947)	(9,915)	-	-	(98,862)
Impairment loss of long-lived assets	(32,276)	(236)	-	-	(32,512)
Other income and expenses, net	(32,787)	43,049	-	(12,936)	(2,674)
Operating (loss) income	124,332	248,527	-	(13,640)	359,219
					-
Depreciation and amortization	204,514	78,727	-	7,696	290,937
Miscellaneous adjustments	110,993	(825)	-	-	110,168
Adjusted EBITDA	439,839	326,429	-	(5,944)	760,324
Changes in fair value of offtake agreement (i)					24,267
Impairment loss of long-lived assets - note 31					(32,512)
Ramp-up expenses of greenfield projects (Aripuanã) (ii)					(87,540)
Impairment of other assets					(9,302)
Loss on sale of property, plant and equipment					(698)
Remeasurement in estimates of asset retirement obligations					6,182
Remeasurement adjustment of streaming agreement (iii)					(10,565)
Miscellaneous adjustments					(110,168)
Depreciation and amortization					(290,937)
Share in result of associates					1,885
Net financial results					(133,727)
Income before income tax					227,377

					2021
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	1,165,584	2,021,787	(636,212)	70,951	2,622,110
Cost of sales	(726,653)	(1,842,704)	636,212	(55,874)	(1,989,019)
Gross profit	438,931	179,083	-	15,077	633,091

Selling, general and administrative	(64,739)	(51,635)	-	(17,429)	(133,803)
Mineral exploration and project evaluation	(75,550)	(9,493)	-	-	(85,043)
Other income and expenses, net	(32,286)	70,874	-	(6,640)	31,948
Operating (loss) income	266,356	188,829	-	(8,992)	446,193

Depreciation and amortization	174,891	78,861	-	4,959	258,711
Miscellaneous adjustments	35,697	3,234	-	-	38,931
EBITDA	476,944	270,924	-	(4,033)	743,835
Aripuanã's pre-operating expenses (ii)					(8,753)
Loss on property, plant and equipment					(4,891)
Remeasurement in estimates of asset retirement obligations					(6,371)
Remeasurement adjustment of streaming agreement (iii)					(19,580)
Other adjustments					664
Miscellaneous adjustments					(38,931)
Depreciation and amortization					(258,711)
Net financial results					(136,902)
Income before income tax					309,291

(i) This amount represents the change in the fair value of the offtake agreement described in note 16, which is being measured at Fair value through profit and loss (“FVTPL”). This change in the fair value is a non-cash item and has not been considered in the Company’s Adjusted EBITDA calculation.

(ii) Excludes the impact of commissioning, pre-operating, and ramp-up expenses of greenfield projects. For the year 2023, corresponds to the effects of idle capacity costs of the Aripuanã of USD 55,615 and excludes the net reversal of the net realizable value provision of Aripuanã’s inventory of USD 40,121 (excluding the depreciation portion).

(iii) Annual remeasurement adjustment of the Company’s silver streaming revenues given the changes in long-term prices and in the mine plan for the Cerro Lindo mining unit.

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Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

(iv) The fair value adjustment of the energy surplus resulting from electric energy purchase contracts of NEXA’s subsidiary, Pollarix. This adjustment to EBITDA, has the objective to exclude from the current year´s performance the remeasurement effects of energy contracts without cash impact for the specific period.

(v) Impact of accruals related to VAT’s discussions disclosed in note 9 (iv). These liabilities are not directly related to Nexa´s operations and performance and are excluded from EBITDA.

(vi) The impact of the provisions related to dams obligations in Brazil was excluded in Company’s Adjusted EBITDA calculation. This adjustment was made considering these industrial waste containment structures have been closed for more than 20 years, even before they were acquired by Nexa as disclosed in note 27 (a). As such, they have never contributed to Nexa’s operational performance.

3	Basis of preparation of the consolidated financial statements

These consolidated financial statements have been prepared in accordance with the IFRS accounting standards and interpretations, as issued by the International Accounting Standards Board (“IASB”) and the IFRS Interpretations Committee.

The consolidated financial statements have been prepared under the historical cost convention, except for certain financial assets and financial liabilities (including other financial instruments) measured at fair value at the end of each reporting period.

The consolidated financial statements of the Company for the year ended December 31, 2023, were approved for issue in accordance with a resolution of the Board of Directors on February 21, 2024.

4	Principles of consolidation

The consolidated financial statements comprise the financial statements of NEXA and its direct and indirect subsidiaries (“subsidiaries”), which reflect the assets, liabilities and transactions of the Parent Company and its subsidiaries. Intercompany balances and transactions, which include unrealized profits, are eliminated. A list of the most relevant companies, including subsidiaries, associates and joint operations, and the accounting policies applied in the preparation of the consolidated financial statements are described below.

	Percentage of shares		Company
	2023	2022	controls	Headquarter	Activities
Subsidiaries
Nexa Recursos Minerais S.A. - "NEXA BR"	100	100	Directly	Brazil	Mining / Smelting
Nexa Resources Cajamarquilla S.A. - "NEXA CJM"	99.99	99.99	Directly	Peru	Smelting
Nexa Resources US. Inc.	100	100	Directly	United States	Trading
Exploraciones Chimborazo Metals & Mining	100	100	Directly	Ecuador	Holding and others
L.D.O.S.P.E. Geração de Energia e Participações Ltda. – “L.D.O.S.P.E."	100	100	Indirectly	Brazil	Energy
L.D.Q.S.P.E. Geração de Energia e Participações Ltda. - "L.D.Q.S.P.E."	100	100	Indirectly	Brazil	Energy
L.D.R.S.P.E. Geração de Energia e Participações Ltda. - "L.D.R.S.P.E."	100	100	Indirectly	Brazil	Energy
Mineração Dardanelos Ltda. - "Dardanelos" (i)	-	100	Indirectly	Brazil	Mining projects
Mineração Santa Maria Ltda.	99.99	99.99	Indirectly	Brazil	Mining projects
Pollarix S.A. - "Pollarix" (ii)	33.33	33.33	Indirectly	Brazil	Energy
Karmin - Holding Ltda.	100	100	Indirectly	Brazil	Holding and others
Mineração Rio Aripuaña Ltda.	100	100	Indirectly	Brazil	Holding and others
Votorantim Metals Canada Inc.	100	100	Indirectly	Canada	Holding and others
Nexa Resources El Porvenir S.A.C.	99.99	99.99	Indirectly	Peru	Mining
Minera Pampa de Cobre S.A.C	99.99	99.99	Indirectly	Peru	Mining
Nexa Resources Perú S.A.A. - "NEXA Peru"	83.55	83.55	Indirectly	Peru	Mining
Nexa Resources Atacocha S.A.A. - "NEXA Atacocha"	66.62	66.62	Indirectly	Peru	Mining
Nexa Resources UK Ltd. - "NEXA UK"	100	100	Indirectly	United Kingdom	Mining
Joint-operations
Cia. Minera Shalipayco S.A.C	75	75		Peru	Mining Projects
Associates
Campos Novos Energia S.A. - "Enercan" (iii)	22.44	22.44		Brazil	Energy

(i) Dardanelos was incorporated on May 1, 2023, by NEXA BR.

(ii) Nexa, through its wholly owned subsidiary NEXA BR, holds 100% of the common shares of Pollarix which carries the total voting rights. Auren a subsidiary of VSA, holds 100% of the preference shares, which carry the right to receive dividends 93% higher than the amount received for each common share.

(iii) On November 17, 2022, NEXA, through Pollarix, acquired 1.46% of Enercan’s additional shares for BRL 21,731 (USD 4,136) by exercising its proportional pre-emptive rights due to the withdrawal of one of Enercan’s previous shareholders. Prior to this date, NEXA and the other shareholders jointly controlled Enercan’s assets and liabilities. However, with the withdrawal, Enercan’s remaining shareholders exercised their option to acquire these additional shares, resulting in the loss of joint control by NEXA. Since then, NEXA ceased recognizing its share of Enercan’s jointly held assets, liabilities, revenues, and expenses, and began treating it as an investment in an associate through the equity method, maintaining significant influence over the entity.

12 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

(a)	Subsidiaries

Subsidiaries include all entities over which the Company has control. The Company controls an entity when it (i) has the power over the entity; (ii) is exposed, or has the right, to variable returns from its involvement with the entity; and (iii) has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company, except when the predecessor basis of accounting is applied. Subsidiaries are unconsolidated from the date that control ceases.

Accounting policies of subsidiaries are usually consistent with the policies adopted by the Company. If there are differences, to ensure the accounting policies’ standardization, an adjustment is performed in the consolidation process.

Non-controlling interests in the subsidiaries’ equity and results are shown separately in the consolidated balance sheet, income statement, statement of comprehensive income and statement of changes in shareholders’ equity. A change in a subsidiary’s ownership interest, without loss of control, is accounted for as an equity transaction.

If the Company loses control over a subsidiary, it derecognizes the related assets, liabilities, non-controlling interests and other equity components and any resultant gain or loss is recognized in the income statement. Any investment retained is recognized at fair value.

In general, there is a presumption that a majority of voting rights results in control. When the Company has less than a majority of the voting rights of an investee, it considers all relevant facts and circumstances to determine whether it has power over this investee. This may include contractual arrangements with the other holders of voting rights in the investee; rights arising from other contractual arrangements; and the Company’s voting rights and potential voting rights that will give it the practical ability to direct the relevant activities of the investee unilaterally.

Intercompany transactions, balances, and unrealized gains on transactions between companies in the consolidated group are eliminated in full on consolidation. Unrealized losses are also eliminated unless the transaction indicates impairment of the transferred asset.

(b)	Joint operations

The Company recognizes its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held assets or incurred liabilities or revenues and expenses. These have been included in the consolidated financial statements under the appropriate headings.

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.

13 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

(c)	Associates

Associates are initially recognized at cost and adjusted thereafter for the equity method, being increased, or reduced from its interest in the investee's income after the acquisition date.

For an entity to become an associate the Company must have significant influence, which is the power to participate in the financial and operating policy decisions of the investee, without having its control or joint control of those policies.

(d)	Transactions with non-controlling interests

Transactions with non-controlling interests that do not result in a loss of control are recognized within shareholders’ equity as transactions with equity owners of the consolidated group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in Additional paid in capital within shareholders’ equity.

(e)	Foreign currency translation
(i)	Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which each entity operates (“the functional currency”). The Company’s consolidated financial statements are presented in US Dollars ("USD"), which is NEXA’s functional currency and the Company’s reporting currency.

(ii)	Transactions and balances

Foreign currency transactions are initially recorded by each of the Company’s entities at their respective functional currency spot rates at the date the transaction is recognized. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the functional currency spot rate at the end of each reporting period are recognized in the income statement. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the initial transaction. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

(iii)	Consolidated entities

The results of operations and financial position of the Company’s entities that have a functional currency different from the Company’s reporting currency are translated into the reporting currency as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
•	Income and expenses for each income statement and statement of comprehensive income presented are translated at average exchange rates for the annual period of that income statement and statement of comprehensive income, which are a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates; and

All resulting exchange differences are recognized in other comprehensive income and accumulated in a separate component of shareholders’ equity. When a foreign operation is totally or partially disposed, the monetary exchange differences that were previously recorded in equity are recognized in the income statement for the respective year.

14 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

5	Changes in the main accounting policies and disclosures
(a)	New standards and amendments – applicable as of January 1, 2023 or thereafter

There were some new standards and amendments effective for annual periods commencing on January 1, 2023. The adoption of these new standards and amendments did not have a material impact on the Company’s financial statements, except for the amendment for IAS 12, which additional disclosures are required and effective for the Company’s December 31, 2023 financial statements.

IAS 12 – Income taxes

Main aspects introduced by the amendments.

On 23 May 2023, the IASB issued an amendments to IAS 12. The amendments provide a temporary exception from the requirement to recognise and disclose deferred taxes arising from enacted or substantively enacted tax law that implements the Pillar Two model rules published by the Organisation for Economic Co-operation and Development (OECD), including tax law that implements qualifying domestic minimum top-up tax (QDMTT) described in those rules.

The amendments to IAS 12 made narrow-scope amendments to IAS 12 to (a) provide a temporary exception from accounting for deferred taxes arising from legislation enacted to implement OECD’s Pillar Two model rules, and (b) introduce additional disclosure requirements.

The mandatory temporary exception – the use of which is required to be disclosed – applies immediately. The remaining disclosure requirements apply for annual reporting periods beginning on or after 1 January 2023, but not for any interim periods ending on or before 31 December 2023.

Impacts of adoption

The amendments require an entity to provide disclosure on expected impacts, which is presented at note 11(e).

(b)	Amendments early adopted

The Company early adopted the following amendment, which has been issued but is not yet effective. Additionally, it has not early adopted any other standards, interpretations, or amendments that have been issued but are not yet effective, and it does not anticipate that the adoption of any of them will materially impact the Company’s financial statements:

IAS 7 – “Statement of Cash Flow” and IFRS 7 - "Financial Instruments: Disclosure"

The amendments are effective for years starting January 1, 2024, and allow early adoption permitted by IFRS. To enhance transparency in confirming payable operations, the Company opted for IFRS 7 and IAS 7 early adoption according to note 26.

Main aspects introduced by the amendments.

On May 25, 2023, the IASB issued the final amendments to IAS 7 and IFRS 7 which addresses the disclosure requirements to improve transparency regarding supplier finance arrangements and their impact on a company’s liabilities, cash flows and exposure to liquidity risk.

Transition method

The Company will early apply IAS 7 and IFRS 7 amendments starting on December 31, 2023, using the simplified transition approach. There will be not restatement of comparative periods for the years preceding the adoption, in accordance with the reliefs available during the initial adoption.

15 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

Impacts of adoption

The amendments require an entity to provide information about the impact of supplier finance arrangements on liabilities and cash flows, including:

- Terms and conditions of the supplier finance arrangements.

- The carrying amounts of supplier finance arrangement financial liabilities and the line items in which those liabilities are presented;

- The carrying amounts of financial liabilities and the line items, for which the finance providers have already settled the corresponding trade payables;

- The range of payment due dates for financial liabilities owed to the finance providers and for comparable trade payables that are not part of those arrangements;

- The type and effect of non-cash changes in the carrying amounts of supplier finance arrangement financial liabilities, which prevent the carrying amounts of the financial liabilities from being comparable.

(c)	Critical estimates, assumptions and judgments

The preparation of the Company’s consolidated financial statements requires the use of estimates, assumptions and judgments that affect the reported amounts of revenues, expenses, assets and liabilities, the accompanying disclosures, and the disclosure of contingent liabilities at the date of the consolidated financial statements. Critical estimates, assumptions and judgments, by definition, will seldom equal the actual results and are continually evaluated to reflect changing expectations about future events. Management also needs to exercise judgment in applying the Company’s accounting policies.

This note provides an overview of the areas that involve a higher degree of judgment or complexity, and of items which are more likely to be materially adjusted due to estimates and assumptions turning out to be wrong due to their uncertainty. Detailed information about each of these estimates, assumptions and judgments is included in other notes together with information about the basis of calculation for each affected item in the financial statements.

The critical accounting estimates, assumptions and judgments applied by the Company in the preparation of these financial statements are as follows:

•	estimation of current and deferred income taxes – note 11
•	estimation of fair value of financial instruments – note 14
•	estimation of impairment of trade accounts receivables – note 17
•	estimation of the net realizable value of inventories – note 18
•	estimation of quantification of mineral reserves and resources for useful life calculation – note 22
•	estimation of dams, asset retirement and environmental obligations – note 27
•	estimation of provisions for legal claims – note 28
•	estimation of contractual obligations – note 29
•	estimation of impairment of long-lived assets – note 31

Estimates, assumptions and judgments are continuously evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances.

Among others, the Company has considered the effects of the Environmental, Social and Governance (“ESG”) commitments when making its critical estimates, assumptions and judgments based on the updated long-term ESG commitments. Events and changes in circumstances arising after December 31, 2023, will be reflected in management’s estimates for future periods, as well as the effective disbursements will be capitalized or expensed, depending on its nature and function, in the period in which they are incurred.

16 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

6	Net revenues

Accounting policy

Revenues represent the amount of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s activities. Revenues are shown net of value-added tax, returns, rebates and discounts, after eliminating sales between the consolidated companies.

The Company recognizes revenues when a performance obligation is satisfied by transferring a promised good or service to a customer. The asset is transferred when the customer obtains control of that asset. To determine the point in time at which a customer obtains control of a promised asset the Company considers the following indicators: (i) the Company has a present right to payment for the asset; (ii) the customer has legal title to the asset; (iii) the Company has transferred physical possession of the asset; (iv) the customer has the significant risks and rewards of ownership of the asset; (v) the customer has accepted the asset.

Identification and timing of satisfaction of performance obligations

The Company has two distinct performance obligations included in certain sales contracts:

(i) the promise to provide goods to its customers; and (ii) the promise to provide freight and to contract insurance services to its customers.

Promise to provide goods: this performance obligation is satisfied when the control of such goods is transferred to the final customer, which is substantially determined based on the Incoterms agreed upon in each of the contracts with customers.

Promise to provide freight and contracting insurance services: this performance obligation is satisfied when the freight and insurance services contracted to customers are completed.

As a result of the distinct performance obligations identified, part of the Company’s revenues is presented as revenues from services. Cost related to revenues from services is presented as Cost of sales. Revenues from the sale of goods and from freight and contracting insurance services are recognized at a point in time when control is transferred and when contracted services are provided. It is at this point that a trade receivable is recognized because only the passage of time is required before the consideration is due. The Company does not have any contract assets, which give right to consideration in exchange for goods or services that the Company has transferred to the customer, since all rights to consideration of the contracts are unconditional.

In 2023, revenues of USD 773,230 are derived from two main customers. These revenues are attributed to both segments, mining and smelting.

Contractual obligations are an entity’s obligation to transfer goods or services to a customer for which the entity has received consideration from the customer (or the payment is due) but the transfer has not yet been completed. For contracts where performance obligations are satisfied over a period of time, the stage of completion is required to calculate how much revenue should be recognized to date and revenue shall be deducted from the prepayment to the extent that performance obligations are delivered. Refer to note 29 for the specific accounting policy and information related to NEXA’s contractual obligations.

Determining the transaction price and the amounts allocated to performance obligations

The Company considers the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration that the Company expects to be entitled to receive in exchange for transferring promised goods or services to its customers. Transaction price is allocated to each performance obligation on a relative standalone selling price basis.

17 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

The transaction prices included in the Company’s sales contracts are mainly based on international prices references and subject to price adjustments based on the market price at the end of the relevant quotation period stipulated in the sales contract. These are referred to as provisional pricing arrangements which are subject to a monthly price adjustment as per the London Metal Exchange (LME) quotational periods. As of December 31, 2023, the pending price adjustments to be made were not material.

Additionally, the Company has a contractual obligation related to a long-term silver streaming arrangement linked to specific production of its Cerro Lindo mine. The Company received an upfront payment in advance of this specific production. The transaction price is linked to the silver production and spot market prices, which change over time and, therefore, it is accounted for as variable consideration. For more details about this streaming transaction see note 29.

(a)	Composition

(i)	Gross billing reconciliation
	2023	2022	2021
Gross billing	2,839,597	3,440,863	2,974,850
Billing from products	2,731,872	3,330,975	2,898,210
Billing from freight, contracting insurance services and others	107,725	109,888	76,640
Taxes on sales	(263,979)	(402,064)	(347,311)
Return of products sales	(2,385)	(4,809)	(5,429)
Net revenues	2,573,233	3,033,990	2,622,110

(ii)	Net revenues breakdown
	2023	2022	2021
Zinc	1,682,711	2,093,105	1,844,632
Lead	321,803	276,438	223,341
Copper	263,376	290,519	305,793
Silver	61,594	57,921	69,691
Other products	136,024	206,119	102,013
Freight, contracting insurance services and others	107,725	109,888	76,640
Net revenues	2,573,233	3,033,990	2,622,110

Taxes on sales	263,979	402,064	347,311
Return of products sales	2,385	4,809	5,429
Gross billing	2,839,597	3,440,863	2,974,850

(b)	Information on geographical areas in which the Company operates

The geographical areas are determined based on the location of the Company’s customers. The net revenues of the Company, classified by geographical location and currency, are as follows:

18 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

(i)	Net revenues by geographical location
	2023	2022	2021
Peru	654,216	859,760	774,735
Brazil	559,786	827,173	753,280
Singapore	229,278	166,412	56,879
Switzerland	209,312	124,726	78,770
United States	168,965	174,526	119,564
Argentina	94,144	94,433	93,107
Chile	83,459	120,060	54,044
Luxembourg	78,474	95,252	97,462
China	65,910	-	-
Austria	47,919	48,676	45,057
South Africa	41,350	55,864	25,126
South Korea	39,985	32,406	118,596
Colombia	36,066	64,013	54,325
Japan	32,054	71,370	58,296
Taiwan	26,901	65,036	53,752
Turkey	26,606	54,955	34,493
Belgium	19,824	17,905	13,690
Malaysia	18,738	26,032	25,681
Netherlands	16,045	13,623	17,693
Ecuador	14,554	15,433	15,652
Italy	9,479	9,586	14,834
Vietnam	5,006	8,396	14,555
Other	95,162	88,353	102,519
Net revenues	2,573,233	3,033,990	2,622,110

(ii)	Net revenues by currency
	2023	2022	2021
USD	2,050,053	2,251,866	1,914,905
Brazilian Real (“BRL”)	523,180	782,124	707,205
Net revenues	2,573,233	3,033,990	2,622,110

7	Expenses by nature

Accounting policy

Cost of sales mainly consists of the cost of manufacturing the products sold by the Company and is recognized in the income statement on the date of delivery to the customer at the same time revenue is recognized from the related sale.

Selling, general and administrative expenses are recognized on the accrual basis and, if applicable, in the same period in which the income they are related to is recognized.

				2023
	Cost of sales (i/ii)	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used	(1,327,680)	-	-	(1,327,680)
Third-party services	(436,743)	(20,275)	(73,380)	(530,398)
Depreciation and amortization	(295,510)	(2,800)	(83)	(298,393)
Employee benefit expenses	(203,835)	(53,442)	(13,786)	(271,063)
Others	(12,989)	(50,431)	(12,417)	(75,837)
	(2,276,757)	(126,948)	(99,666)	(2,503,371)

19 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

				2022
	Cost of sales	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used	(1,463,472)	-	-	(1,463,472)
Third-party services	(449,373)	(30,878)	(65,041)	(545,292)
Depreciation and amortization	(282,968)	(4,064)	(37)	(287,069)
Employee benefit expenses	(182,609)	(58,909)	(18,030)	(259,548)
Others	(16,758)	(51,692)	(15,754)	(84,204)
	(2,395,180)	(145,543)	(98,862)	(2,639,585)

				2021
	Cost of sales	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used	(1,188,365)	(1,363)	-	(1,189,728)
Third-party services	(381,721)	(32,400)	(52,950)	(467,071)
Depreciation and amortization	(254,414)	(4,262)	(35)	(258,711)
Employee benefit expenses	(149,560)	(55,867)	(17,688)	(223,115)
Others	(14,959)	(39,911)	(14,370)	(69,240)
	(1,989,019)	(133,803)	(85,043)	(2,207,865)

(i) As of December 31, 2023, the Company recognized USD 12,455 in Cost of sales related to idle-capacity costs: (a) USD 6,191 in the first quarter in Cerro Lindo, due to the suspension of the mine for almost two weeks caused by unusually heavy rainfall levels and overflowing rivers originated by cyclone Yaku; (b) USD 3,065 in June and July in Atacocha, due to the Unit’s temporary suspension caused by illegal protest activities undertaken by communities (December 31, 2022 was USD 2,197); and, (iii) USD 3,199 in November due to unplanned maintenance in Cajamarquilla. Idle capacity costs are calculated considering the significant reduction in the level of production due to unusual events.

(ii) Cost of sales of 2023 includes: (i) a reversal of USD 54,906, including depreciation of USD 14,785 (USD 52,215, including depreciation of USD 16,377 as of December 31, 2022) related to the net realizable value provision of Aripuanã’s inventory, for both its ore stockpile and its produced concentrates, as explained in note 18; and, (ii) USD 77,639, including depreciation of USD 22,024 (USD 15,681, including depreciation of USD 5,911 as of December 31, 2022) related to the idleness of the Aripuanã mine and plant capacity incurred during the ramp-up phase.
The Company started to generate revenues in Aripuanã in November of 2022, and before this event idle capacity were recorded within other income and expenses, net.

8	Mineral exploration and project evaluation

Accounting policy

Mineral exploration and project evaluation costs are expensed in the year in which they are incurred.

Mineral exploration activities involve the search for mineral resources from potential areas up to the determination of commercial viability and technical feasibility of an identified resource. Mineral exploration costs include gathering exploration data through geological and geophysical studies, conducting exploratory drilling and sampling, and determining and examining the volume and grade of the identified resources.

20 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

Project evaluation costs are mainly related to scoping, pre-feasibility and feasibility studies for greenfield and brownfield projects. Additionally, these evaluation costs could also include costs incurred for studies related to other corporate projects, research, innovation, automation, and information technology projects.

Note 22 describes when mineral exploration and project evaluation costs begin to be capitalized.

Composition

	2023	2022	2021
Mineral exploration	(58,042)	(61,986)	(55,594)
Project evaluation	(41,624)	(36,876)	(29,449)
	(99,666)	(98,862)	(85,043)
9	Other income and expenses, net

	2023	2022	2021
ICMS tax incentives (i)	32,338	56,697	71,949
Changes in fair value of offtake agreement - note 16 (e)	2,268	24,267	-
Pre-operating expenses related to Aripuanã (ii)	-	(45,800)	(8,753)
Impairment of other assets (iii)	-	(9,302)	-
Changes in fair value of derivative financial instruments – note 16 (c)	(1,385)	1,363	7,486
Changes in asset retirement and environmental obligations - note 27 (ii)	(3,165)	(1,512)	(6,664)
Loss on sale of property, plant and equipment	(3,734)	(698)	(4,891)
Slow moving and obsolete inventory	(4,372)	(11,511)	(985)
Dams obligations - note 27	(6,960)	-	-
Contribution to communities	(13,134)	(17,233)	(7,070)
Provision for legal claims	(13,892)	(7,664)	(13,173)
Energy forward contracts – Changes in fair value – Note 16 (d)	(15,663)	-	-
Tax voluntary disclosure – VAT discussions (iv)	(86,906)	-	-
Others	4,021	8,719	(5,951)
	(110,584)	(2,674)	31,948

(i) Between December 2021 and December 2023, the Company adhered to a Brazilian Law that states that government grants of the “Imposto sobre circulação de mercadorias e serviços” (“ICMS”) tax incentives are considered investment subsidies and should be excluded from taxable income for the purpose of calculating the Corporate Income Tax and the Social Contribution on Net Income tax.

On December 29, 2023 a new law No. 14,789/2023 was published, revoking the treatment for purposes of IRPJ and CSLL of subsidies for investments by creating a new tax credit mechanism. The new rule also provides a limited concept of subsidy of investments only covering VAT benefits aimed to implement or expand an economic enterprise.

This new regulation will come into effect in 2024. The Company is still evaluating the impacts of the new Law and legal procedures that should be adopted.

(ii) In 2022, the main amounts were related to the idleness of the Aripuanã mine and plant relative to its nameplate capacity, which were recorded in this account until Aripuanã started to generate revenues in November 2022, when the idleness amounts started to be recorded as Cost of sales.

(iii) Amounts mainly related to the write-off of some non-commercial account receivables and taxes, which the Company does not expect to recover.

(iv) As previously reported throughout 2023, Nexa cooperated with the investigation carried out by the Fiscal Office of the State of Minas Gerais and the Public Ministry of Minas Gerais (the “MG Authorities”) of the practices of certain of Nexa’s former customers with respect to commercial transactions and related value-added tax (VAT), as well as Nexa’s relationship with such former customers.

21 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

In the third quarter of 2023, Nexa and the MG Authorities reached a resolution (the “Tax Resolution”) whereby, without admitting primary responsibility for the resolved claims, the Company agreed to make tax payments, including interest and penalties, to the State of Minas Gerais on behalf of certain customers that allegedly failed to properly comply with their tax obligations (“tax portion”), and subsequently on October 20, 2023 entered into a related additional agreement (the “Related Agreement”, and together with the Tax Resolution, the “Agreements”) to make a contribution to the State of Minas Gerais to support its ESG-related efforts (“ESG portion”), recognizing a total amount of USD 75,811 in "Other liabilities”, comprised of USD 65,512 as “Other Income and Expenses, net” and USD 10,299 as “Financial Expenses” related to the interest charged in connection with the VAT-related practices of its former customers. In funding this agreement, the Company applied an offset of USD 24,951 of VAT accumulated credits, paid a portion of USD 1,515 in cash up front, offset an amount of USD 6,398 which was classified as a judicial deposit, and will pay the remainder in up to 46 monthly installments, to be adjusted by the SELIC (the Brazilian federal funds rate) interest rate.

In addition to the Agreements, on February 8, 2024, a second and final Tax Resolution was filed with the MG Authorities whereby Nexa, without admitting primary responsibility for the resolved claims, agreed to make tax payments on behalf of certain customers, including interest and penalties, to the State of Minas Gerais, recognizing a total amount of USD 27,128 in "Other liabilities”, comprised of USD 21,394 as “Other Income and Expenses, net” and USD 5,734 as “Financial Expenses” related to the interest charged in connection with the VAT-related practices of this former customers. In funding this agreement, the Company will apply an offset of USD 10,796 of VAT accumulated credits, will pay USD 828 in cash up front, and will pay the remainder in up to 59 monthly installments, to be adjusted by the SELIC (the Brazilian federal funds rate) interest rate.

This resolution concludes the MG Authorities’ investigation with respect to the Company, and the Company does not expect any further developments or provisions with respect to these matters, although reserves its legal right to recover from certain customers the amounts that it has paid, or will pay, on their behalf in connection with the tax portion of the Agreements. These amounts will only be recognized upon recovery.

10	Net financial results

Accounting policy

(i) Financial expenses

Financial costs of obligations are recognized as expenses when accrued, except for those directly attributable to the acquisition or the construction of qualifying assets, that is, assets that require a substantial time to be ready for use, which are capitalized at cost within property, plant and equipment and/or intangibles assets to which they relate.

(ii) Financial income

Financial income is mainly composed of interest income and is recognized on an accrual basis to reflect the asset’s effective yield under the effective interest rate method.

(iii) Other financial items, net is composed by the net of the income and expenses related to the fair value of loans and financings, derivative financial instruments, and foreign exchange losses.

22 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

	2023	2022	2021
Financial income
Interest income on financial investments and cash equivalents	11,622	16,913	6,074
Interest on tax credits	1,012	980	1,377
Other financial income	12,869	7,125	4,021
	25,503	25,018	11,472

Financial expenses
Interest on loans and financings	(110,734)	(104,689)	(96,565)
Premium paid on bonds repurchase	-	(3,277)	-
Interest accrual on asset retirement and environmental obligations - note 27	(26,969)	(23,662)	(9,667)
Interest on other liabilities	(9,215)	(11,472)	(12,371)
Interest on contractual obligations	(5,329)	(5,801)	(6,936)
Interest on lease liabilities - note 23 (b)	(427)	(542)	(1,272)
Interest on VAT discussions - note 9 (iv)	(16,033)	-	-
Interest on Factoring operations	(16,624)	(4,791)	(2,864)
Other financial expenses	(18,853)	(14,460)	(12,600)
	(204,184)	(168,694)	(142,275)

Other financial items, net
Changes in fair value of loans and financings – note 24 (c)	(525)	(1,472)	19,380
Changes in fair value of derivative financial instruments – note 16 (c)	(606)	(83)	(5,640)
Foreign exchange gain (loss) (i)	18,171	11,504	(19,839)
	17,040	9,949	(6,099)

Net financial results	(161,641)	(133,727)	(136,902)

(i) The amounts for years 2023 and 2022 are mainly due to (i) exchange variation gain on the outstanding USD accounts receivables and accounts payables of NEXA BR with NEXA in the amount of USD 23,662 and USD 24,010, respectively, and (ii) exchange variation loss of USD 3,863 and USD 331, respectively, mainly related to the intercompany loan of Nexa BR with its related parties which is not eliminated in the consolidation process. The transactions were impacted by the volatility of the Brazilian Real (“BRL”), which appreciated against the USD during 2023.

11	Current and deferred income tax

Accounting policy

The current income tax is calculated based on the tax laws enacted or substantively enacted as of the balance sheet date in the countries where the Company’s entities operate and generate taxable income. Management periodically evaluates positions taken by the Company in the taxes on income returns with respect to situations in which the applicable tax regulations are subject to interpretation.

The Company establishes provisions or records a liability, where appropriate, and when the Company has a present obligation, considering amounts expected to be paid to the tax authorities.

The current income tax is presented net, separated by tax paying entity, in liabilities when there are amounts payable, or in assets when the amounts prepaid exceed the total amount due on the reporting date.

Deferred income tax is provided in full, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is determined using tax rates (and laws), of the Company’s entities, that have been enacted or substantially enacted at the end of the reporting period and that are expected to be applied when the related deferred income tax asset is realized, or the deferred income tax liability is settled.

23 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

Deferred tax assets are recognized only to the extent it is probable that future taxable income will be available against which the temporary deductible differences and/or tax losses can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right and an intention to offset them in the calculation of current taxes, generally when they are related to the same legal entity and the same tax authority. Accordingly, deferred tax assets and liabilities in different entities or in different countries are generally presented separately, and not on a net basis.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amounts and tax bases of investments in foreign operations where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not be reversed in the foreseeable future.

Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

Critical accounting estimates, assumptions and judgments

The Company is subject to income tax in all countries in which it operates where uncertainties arise in the application of complex tax regulations. Significant estimates, assumptions and judgments are required to determine the amount of deferred tax assets that would be recovered since this amount may be affected by factors including, but not limited to: (i) internal assumptions on the projected taxable income, which are based on production and sales planning, commodity prices, operational costs and planned capital costs; (ii) macroeconomic environment; and (iii) trade and tax scenarios.

In addition, there are many transactions and calculations for which the ultimate tax determination is uncertain. The Company also exercises judgment in the identification of these uncertainties over income tax treatments which could impact the consolidated financial statements as the Company operates in a complex multinational environment.

The Company and its subsidiaries are subject to reviews of income tax filings and other tax payments, and disputes can arise with the tax authorities over the interpretation of the applicable laws and regulations.

(a)	Reconciliation of income tax (expense) benefit
	2023	2022	2021
(Loss) income before income tax	(293,470)	227,377	309,291
Statutory income tax rate	24.94%	24.94%	24.94%

Income tax benefit (expense) at statutory rate	73,191	(56,708)	(77,137)
ICMS tax incentives permanent difference	10,995	19,277	24,463
Tax effects of translation of non-monetary assets/liabilities to functional currency	13,686	6,279	(32,998)
Withholding tax over subsidiary capital reduction	-	(5,263)	(10,526)
Impairment loss of goodwill	(12,585)	(18,247)	-
Special mining levy and special mining tax	(5,366)	(13,321)	(17,279)
Difference in tax rate of subsidiaries outside Luxembourg	24,428	(10,319)	(3,179)
Tax voluntary disclosure – VAT Discussions – note 9 (iv)	(34,999)	-	-
Unrecognized deferred tax on net operating losses (ii)	(52,091)	(66,069)	(36,577)
Other permanent tax differences	(12,985)	(6,612)	29
Income tax benefit (expense)	4,274	(150,983)	(153,204)

Current	(75,741)	(146,869)	(122,081)
Deferred	80,015	(4,114)	(31,123)
Income tax benefit (expense)	4,274	(150,983)	(153,204)

(i) VAT expense related to the tax voluntary disclosure (refer to note 9) is not deductible for income tax purposes and, consequently, Nexa did not recognize a deferred tax asset.

(ii) On December 31, 2023 Nexa has not recognized deferred tax on net operating losses over a taxable basis of USD 154,261 (2022: USD 211,780), after an assessment made by management considering the future recoverability of these net operating losses. As of December 31, 2023 the Company has an estimated accumulated amount of USD 861,295 not recognized as deferred taxes on net operating losses. Of the total amount of unused tax losses, USD 86 have an expiration limit of 5 years, USD 481,342 of 17 years, USD 15,695 of 20 years, and USD 364,172 can be carried forward indefinitely.

24 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

(b)     Analysis of deferred income tax assets and liabilities

	2023	2022
Tax credits on net operating losses	228,283	127,016

Uncertain income tax treatments	(17,292)	(10,980)
Tax credits on temporary differences
Environmental liabilities	18,407	15,764
Asset retirement obligations	25,492	18,175
Inventory provisions	10,850	10,569
Tax, labor and civil provisions	9,588	8,882
Provision for employee benefits	7,319	7,099
Revaluation of derivative financial instruments	111	754
Others	16,938	12,144

Tax debits on temporary differences
Capitalized interest	(23,060)	(10,504)
Foreign exchange gains	(26,766)	(25,542)
Depreciation, amortization, and asset impairment	(178,410)	(178,041)
Others	(20,085)	(7,852)
	51,375	(32,516)

Deferred income tax assets	235,073	166,983
Deferred income tax liabilities	(183,698)	(199,499)
	51,375	(32,516)

(c)	Effects of deferred tax on income statement and other comprehensive income
	2023	2022	2021
Balance at the beginning of the year	(32,516)	(40,378)	3,188
Effect on income (loss) for the year	80,015	(4,114)	(31,123)
Effect on other comprehensive loss – Fair value adjustment	(1,071)	820	(2,536)
Prior years uncertain income tax treatment payment	-	1,923	-
Effect on other comprehensive income – Translation effect included in cumulative translation adjustment	9,415	8,481	(9,907)
Derecognition of Nexa's share of Enercan's deferred income taxes - note 4(ii)	-	3,338	-
Uncertain income tax treatments	(4,468)	(2,586)	-
Balance at the end of the year	51,375	(32,516)	(40,378)
(d)	Summary of uncertain tax positions on income tax

There are discussions and ongoing disputes with tax authorities related to uncertain tax positions adopted by the Company in the calculation of its income tax, and for which management, supported by its legal counsel, has concluded that it is more-likely-than-not that its positions will be sustained upon examination.

As of December 31, 2023, the main legal proceedings are related to: (i) the interpretation of the application of the Cerro Lindo´s stability agreement; and (ii) litigation of transfer pricing adjustments over transactions made with related parties. The estimated amount of these contingent liabilities on December 31, 2023, is USD 478,329 which increased compared to that estimated on December 31, 2022, of USD 349,322, mainly due to the new tax assessment of Cerro Lindo Stability Agreements for 2017 and the change of the risk evaluation from remote to possible of some expenses deductions, in view of the evaluation made by internal and external advisors. In such cases, tax provisions are not recognized.

25 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

Regarding Cerro Lindo´s stability agreement, the Peruvian tax authority (hereinafter SUNAT) issued unfavorable decisions against the Company for the years 2014, 2015, 2016 and 2017, arguing that the stability income tax rate granted by the stability agreement applies only to the income generated from 5,000 tons per day of its production, and not from its entire production capacity expanded over time. The Company has filed strong appeals against these decisions. SUNAT is currently auditing 2018 and 2019, while the years 2020 and 2021 (when the term of the stability agreement expires) remain open. Although SUNAT maintains its position disregarding the stabilized rate and taxing the Company’s total income at the statutory income tax rate for these years, the Company continues to maintain its position in relation to the applicability of the Cerro Lindo stability agreement. The Company’s Management, supported by the opinion of its external advisors, continues to conclude that there are legal grounds to obtain a favorable outcome in these matters related to the tax stability rate discussion. However, the Company may have to pay the disputed amounts under discussion to continue the legal process either in the judicial or international arbitration levels. Such payments may be made in several installments provided that a guarantee is placed before the courts and may impact the Company’s results.

(e)	Pillar 2 – analysis on estimated effects

NEXA is within the scope of the OECD Pillar Two model rules which establish a new global minimum tax framework of 15% minimum tax. Pillar Two legislation was enacted in Luxembourg and will come into effect for financial year beginning 1 January 2024, however, no legislation regarding Pillar Two was enacted in Peru and Brazil yet.

The Company has performed an assessment of the group’s potential exposure to Pillar Two income taxes by running initial testing under the OECD transitional safe harbor rules based on the most recent information available of tax filings, country-by-country reporting and financial statements for the constituent entities in the group. Based on the assessment performed, the jurisdictions where the Company operates should qualify for one of the transitional safe harbor rules and management is not currently aware of any circumstances under which this might change. Therefore, the Company does not expect a potential exposure to Pillar Two top-up tax.

12	Financial risk management

Financial risk factors

The Company’s activities expose it to a variety of financial risks: a) market risk (including currency risk, interest rate risk and commodities risk); b) credit risk; and c) liquidity risk.

A significant portion of the products sold by the Company are commodities, with prices pegged to international indices and denominated in USD. Part of the production costs, however, is denominated in BRL and Peruvian Soles (“PEN”), and therefore, there is a mismatch of currencies between revenues and costs. Additionally, the Company has debts linked to different indices and currencies, which may impact its cash flows.

In order to mitigate the potential adverse effects of each financial risk factor, the Company follows a Financial Risk Management Policy that establishes governance and guidelines for the financial risk management process, as well as metrics for measurement and monitoring. This policy establishes guidelines and rules for: (i) Commodities Exposure Management, (ii) Foreign Exchange Exposure Management, (iii) Interest Rate Exposure Management, (iv) Issuers and Counterparties Risk Management, and (v) Liquidity and Financial Indebtedness Management. All strategies and proposals must comply with the Financial Risk Management Policy guidelines and rules, be presented to and discussed with the Finance Committee of the Board of Directors, and, when applicable, submitted for the approval of the Board of Directors, under the governance structure described in such Policy.

(a)	Market risk

The purpose of the market risk management process and all related actions are intended to protect the Company’s cash flows against adverse events, such as changes in foreign exchange rates, interest rates and commodity prices, to maintain the ability to pay financial obligations, and to comply with liquidity and indebtedness levels defined by management.

26 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

(i)	Sensitivity analysis

Presented below is a sensitivity analysis of the main risk factors that affect the pricing of the outstanding financial instruments related to cash and cash equivalents, financial investments, loans and financings, and other financial instruments. The main sensitivities are the exposure to changes in the USD exchange rate, the Interbank Deposit Certificate (“CDI”) interest rates, the National Broad Consumer Price Index (“IPCA”) and the commodity prices. The scenarios for these factors are prepared using market sources and other relevant sources, in compliance with the Company's policies. The scenarios on December 31, 2023 are described below:

•	Scenario I: considers a change in the market forward yield curves and quotations as of December 31, 2023, according to the base scenario defined by the Company for March 31, 2024.
•	Scenario II: considers a change of + or -25% in the market forward yield curves as of December 31, 2023.
•	Scenario III considers a change of + or -50% in the market forward yield curves as of December 31, 2023.
			Impacts on income statement						Impacts on statement of comprehensive income
			Scenarios II and III						Scenarios II and III
Risk factor	Quotation at December 31, 2023	Amount	Changes from 2023	Scenario I	-25%	-50%	+25%	+50%	Scenario I	-25%	-50%	+25%	+50%
Cash and cash equivalents and financial investments
Foreign exchange rates
BRL	4.8413	72,646	(1.20%)	-	(2)	(5)	2	5	(870)	(18,159)	(36,318)	18,159	36,318
EUR	1.1054	495	(1.39%)	(7)	(124)	(247)	124	247	-	-	-	-	-
PEN	3.7102	29,817	0.62%	184	(7,454)	(14,909)	7,454	14,909	-	-	-	-	-
CAD	1.3260	1,255	(1.23%)	-	-	-	-	-	(15)	(314)	(627)	314	627
NAD	18.5470	1,590	1.52%	-	-	-	-	-	24	(397)	(795)	397	795
Interest rates
BRL - CDI - SELIC	11.65%	70,252	(69) bps	(482)	(2,046)	(4,092)	2,046	4,092	-	-	-	-	-

Loans and financings
Foreign exchange rates
BRL	4.8413	280,909	(1.20%)	-	-	-	-	-	3,365	70,227	140,454	(70,227)	(140,454)
Interest rates
BRL - CDI - SELIC	11.65%	79,122	(69) bps	542	2,304	4,609	(2,304)	(4,609)	-	-	-	-	-
USD - SOFR	5.28%	233,671	6 bps	(149)	3,085	6,170	(3,085)	(6,170)	-	-	-	-	-
IPCA - TLP	4.62%	174,971	38 bps	(665)	2,021	4,042	(2,021)	(4,042)	-	-	-	-	-
TJLP	6.53%	26,816	(2) bps	5	438	876	(438)	(876)	-	-	-	-	-

Other financial instruments
Foreign exchange rates
BRL	4.8413	(450)	(1.20%)	6	(150)	(450)	90	150	-	-	-	-	-
Interest rates
BRL - CDI - SELIC	11.65%	(450)	(69) bps	92	622	1,307	(567)	(1,086)	-	-	-	-	-
USD - SOFR	5.28%	(2,149)	6 bps	(8)	(23)	(48)	23	45	(1)	(27)	(55)	27	54
Commodities price
Zinc	2,641	(2,149)	(4.69%)	3,962	9,003	18,006	(9,003)	(18,006)	263	597	1,193	(597)	(1,193)

27 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

(ii)	Foreign exchange risk

Foreign exchange risk is managed through the Company’s Financial Risk Management Policy, which states that the objectives of derivative transactions are to reduce cash flow volatility, hedge against foreign exchange exposure and minimize currency mismatches.

Presented below are the financial assets and liabilities in foreign currencies on December 31, 2023. These mainly result from NEXA BR’s operations, for which the functional currency is the BRL.

Intercompany loans balances are fully eliminated in the consolidated financial statements. However, the related foreign exchange gain or loss is not, and is presented as foreign exchange effects.

USD amounts of foreign currency balances	2023	2022
Assets
Cash, cash equivalents and financial investments	105,802	97,397
Other Financial Instruments	29	143
Trade accounts receivables	19,885	19,132
	125,716	116,672
Liabilities
Loans and financings	279,341	276,634
Other Financial Instruments	479	435
Trade payables	227,687	182,275
Lease liabilities	634	2,738
Use of public assets	22,733	23,263
	530,874	485,345

Net exposure	(405,158)	(368,673)

(iii)	Interest rate risk

The Company's interest rate risk arises mainly from long-term loans. Loans at variable rates expose the Company to cash flow interest rate risk. Loans at fixed rates expose the Company to fair value risk associated with interest rates. For further information related to interest rates, refer to note 24.

The Company’s Financial Risk Management Policy establishes guidelines and rules to hedge against changes in interest rates that impact the Company’s cash flows. Exposure to each interest rate is projected until the maturity of the assets and liabilities exposed to this index. Occasionally the Company enters into floating to fixed interest rate swaps to manage its cash flow interest rate risk. In the case of loans and financings contracted together with swaps, the Company accounts for them under the fair value option to eliminate the accounting mismatch that would arise if amortized cost were used.

(iv)	Commodity price risk

The commodity price risk is related to the volatility in the prices of the Company's commodities. Prices fluctuate depending on demand, production capacity, inventory levels, commercial strategies adopted by large producers, and the availability of substitutes for these products in the global market.

The Company’s Financial Risk Management Policy establishes guidelines to mitigate the risk of fluctuations in commodity prices that could impact the Company's cash flows. The exposure to the price of each commodity considers the monthly production projections, inputs purchases and the maturity flows of hedges associated with them.

Commodity prices hedge transactions are classified into the following hedging strategies:

Hedges for sales of zinc at a fixed price (Customer Hedge)

The objective is to convert fixed priced sales to floating prices, observed on the London Metal Exchange (LME). The purpose of the strategy is to maintain the revenues of a business unit linked to the LME prices. These transactions usually relate to purchases of zinc for future settlement on the over-the-counter market.

28 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

Hedges for mismatches of quotational periods (Hedge Book)

The objective is to hedge quotational periods mismatches arising between the purchases of metal concentrate or processed metal and the sale of the processed metal. These transactions usually relate to purchases and sales of zinc for future trading on the over-the-counter market.

(b)	Credit risk

Trade receivables, derivative financial instruments, term deposits, bank deposit certificates ("CDBs") and government securities create exposure to credit risk with respect to the counterparties and issuers. The Company has a policy of making deposits in financial institutions that have, at least, a rating from two of the following international rating agencies: Fitch, Moody’s or Standard & Poor’s. The minimum rating required for counterparties is determined as follows:

- Onshore operations: rating "A", or equivalent, on a local scale by two rating agencies. In the case of foreign financial institutions that have a local rating by only one rating agency, it should be at least "AA-", and its headquarters should have a rating "A" minimum on a global scale.

- Offshore operations: rating "BBB-", or equivalent, on a global scale by two rating agencies.

In the case of financial institutions in Peru or in Luxembourg, local ratings from local agencies associated with rating agencies approved in the Company’s policy are accepted. In case that only a global rating is available, it will be eligible provided that it has a rating "BBB-" at least by one rating agency.

In the case of financial institutions that do not have a rating available for a specific country, it will be eligible provided that its headquarters follow the minimum ratings specified above.

The pre-settlement risk methodology is used to assess counterparty risks in derivative transactions.

This methodology consists of determining the risk associated with the likelihood (via Monte Carlo simulations) of a counterparty defaulting on the financial commitments defined by contract.

The global ratings were obtained from the rating agencies Fitch, Moody’s or Standard & Poor’s ratings and are related to commitments in foreign or local currency and, in both cases, they assess the capacity to honor these commitments, using a scale applicable on a global basis. Therefore, both ratings in foreign currency and in local currency are internationally comparable ratings.

The ratings used by the Company are always the most conservative ratings of the referred agencies.

In the case of credit risk arising from customer credit exposure, the Company assesses the credit quality of the customer, considering mainly the history of the relationship and financial indicators defining individual credit limits, which are continuously monitored.

The Company performs initial analyses of customer credit and, when deemed necessary, guarantees or letters of credit are obtained to mitigate the credit risk. Additionally, most sales to the United States of America, Europe and Asia are collateralized by letters of credit and credit insurance.

The carrying amount of the Company’s financial instruments best represents the maximum exposure to their credit risk.

The following table reflects the credit quality of issuers and counterparties for transactions involving cash and cash equivalents, financial investments and derivative financial instruments. The variations presented are mainly related to the Company's transactions in the year and not to changes in the counterparties’ ratings.

29 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

			2023			2022
	Local rating	Global rating	Total	Local rating	Global rating	Total
Cash and cash equivalents
AAA	189,582	-	189,582	191,269	-	191,269
AA	1	-	1	10,259	-	10,259
AA-	-	46,317	46,317	-	15,958	15,958
A+	-	72,315	72,315	-	117,968	117,968
A	-	66,342	66,342	-	93,117	93,117
A-	-	70,155	70,155	-	54,737	54,737
BB+	-	1	1	-	-	-
No rating (i)	76	12,470	12,546	8,451	6,067	14,518
	189,659	267,600	457,259	209,979	287,847	497,826
Financial investments
AAA	10,994	-	10,994	18,006	-	18,006
No rating (i)	64	-	64	56	-	56
	11,058	-	11,058	18,062	-	18,062
Derivative financial instruments
AAA	29	-	29	144	-	144
A+	-	978	978	-	3,061	3,061
A	-	53	53	-	-	-
A-	-	6,667	6,667	-	4,238	4,238
BBB+	-	166	166	-	-	-
	29	7,864	7,893	144	7,299	7,443

(i) Refers to subsidiaries of international financial institutions that do not have a global rating available in the international rating agencies. According to the Company's policy, for these financial institutions, the rating of the financial institution controlling entities is assumed, which must be at least BBB-.

(c)	Liquidity risk

Liquidity risk is managed through the Company's Financial Risk Management Policy, which aims to ensure the availability of funds to meet the Company’s financial obligations. The main liquidity measurement and monitoring instrument is the cash flow projection, using a minimum projection period of 12 months from the benchmark date. Financial institutions that provide the Company with financial services are within Nexa’s rating policies and in the same level of the ones provided for the Company’s credit risk.

A substantial part of the confirming payables arrangement is with one financial institution. However, there are other financial institutions that the Company has relations with that could be considered for future supplier financing transactions. If this service is not available, the entity may be required to increase its debt levels which may negatively impact its leverage ratios.

The table below shows the Company's financial obligations to be settled by the Company based on their maturity (the remaining period from the balance sheet up to the contractual maturity date). The amounts below represent the estimated undiscounted future cash flows, which include interests to be incurred and, accordingly, do not reconcile directly with the amounts presented in the consolidated balance sheet.

30 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

2023	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
Loans and financings	232,941	181,147	1,591,705	173,436	2,179,229
Lease liabilities	4,450	5,658	441	117	10,666
Derivative financial instruments	10,343	108	42	-	10,493
Trade payables	451,603	-	-	-	451,603
Confirming payables	234,385	-	-	-	234,385
Salaries and payroll charges	68,165	-	-	-	68,165
Dividends payable	2,830	-	-	-	2,830
Related parties	1,062	2,873	-	-	3,935
Dams, asset retirement and environmental obligations	33,591	85,675	95,302	358,333	572,901
Use of public assets	1,902	3,240	3,921	17,570	26,633
	1,041,272	278,701	1,691,411	549,456	3,560,840

2022	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
Loans and financings	136,348	391,201	981,759	704,944	2,214,252
Lease liabilities	4,105	1,410	-	-	5,515
Derivative financial instruments	9,712	215	86	5	10,018
Trade payables	413,856	12,154	-	-	426,010
Confirming payables	216,392	-	-	-	216,392
Salaries and payroll charges	79,078	-	-	-	79,078
Dividends payable	7,922	-	-	-	7,922
Related parties	487	546	-	-	1,033
Asset retirement and environmental obligations	19,360	29,625	28,868	241,258	319,111
Use of public assets	2,484	4,972	4,890	16,584	28,930
	889,744	440,123	1,015,603	962,791	3,308,261

(d)	Capital management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern, so it can continue to provide returns for shareholders and benefits for other stakeholders; and to maintain an optimal capital structure to reduce the cost of capital.

To maintain or adjust the capital structure, the Company may adjust the dividends level paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. The Company monitors capital mainly using the leverage ratio, calculated as net debt to Adjusted EBITDA.

Net debt and Adjusted EBITDA measures should not be considered in isolation or as a substitute for net income or operating income, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally, management’s calculation of Adjusted EBITDA may be different from the calculation used by other companies, including competitors in the mining and smelting industry, so these measures may not be comparable to those of other companies.

	Note	2023	2022	2021
Loans and financings	24 (a)	1,725,566	1,669,259	1,699,315
Derivative financial instruments	16 (a)	2,600	2,575	6,531
Lease liabilities	23 (b)	9,218	5,021	19,639
Cash and cash equivalents	15	(457,259)	(497,826)	(743,817)
Financial investments		(11,058)	(18,062)	(19,202)
Net debt (i)		1,269,067	1,160,967	962,466

Net income (loss) for the year		(289,196)	76,394	156,087
Plus (less):
Depreciation and amortization	21,22 and 23	298,393	290,937	258,711
Share in the results of associates		(23,536)	(1,885)	-
Net financial results	10	161,641	133,727	136,902
Income tax expense (benefit)	11 (a)	(4,274)	150,983	153,204
Miscellaneous adjustments	2	248,128	110,168	38,931
Adjusted EBITDA (ii)		391,156	760,324	743,835

Leverage ratio (Net debt/Adjusted EBITDA)		3.24	1.53	1.29

(i) Net debt is defined as (a) loans and financings, plus lease liabilities, plus or minus (b) the fair value of derivative financial instruments, less (c) cash and cash equivalents, less (d) financial investments.

(ii) Adjusted EBITDA for capital management calculation uses the same assumptions described in note 2 for Adjusted EBITDA by segment.

31 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

13	Financial instruments

Accounting policy

Normal purchases and sales of financial assets are recognized on the trade date – the date on which the Company commits to purchase or sell the asset. Financial assets are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss, if any, are initially recognized at fair value, and transaction costs are expensed in the income statement.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or the Company has transferred substantially all the risks and rewards of ownership. Financial assets at fair value through profit or loss and at fair value through other comprehensive income are subsequently carried at fair value. Financial assets at amortized costs are subsequently measured using the effective interest rate method.

Equity instruments may be irrevocably elected on their initial recognition for their fair value changes to be presented in other comprehensive income instead of in the income statement. Since the objective of the Company’s equity instruments is to buy more participation in a project and not sell the investment, they have been classified as fair value through other comprehensive income.

Then, the Company classifies its financial assets and liabilities under the following categories: amortized cost, fair value through profit or loss and fair value through other comprehensive income.

(i)	Amortized cost

Financial assets measured at amortized cost are assets held within a business model whose objective is to hold financial assets to collect contractual cash flows and for which the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding.

Financial liabilities are measured at amortized cost, except for financial liabilities at fair value through profit or loss such as derivatives and some specific loans and financings.

(ii)	Fair value through profit or loss

Financial assets measured at fair value through profit or loss are assets which an entity manages with the objective of realizing cash flows through the sale of such assets and financial assets that do not give rise to cash flows that are SPPI on the principal amount outstanding.

Financial liabilities measured at fair value through profit or loss are liabilities which were not measured at amortized cost, such as derivatives and loans and financings that are designated at fair value option when is necessary to eliminate the accounting mismatch that would arise if amortized cost were used.

For these loans and financings, the portion of the variation in credit risk is recorded in the OCI.

32 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

(iii)	Fair value through other comprehensive income

Financial assets measured at fair value through other comprehensive income are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and for which the contractual terms of the financial asset give rise on specified dates to cash flows that are SPPI on the principal amount outstanding. Investments in equity instruments are measured at fair value through other comprehensive income as mentioned before.

(a)	Breakdown by category

The Company’s financial assets and liabilities are classified as follows:

					2023
Assets per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Cash and cash equivalents	15	457,259	-	-	457,259
Financial investments		11,058	-	-	11,058
Other financial instruments	16 (a)	-	7,893	-	7,893
Trade accounts receivables	17	53,328	88,582	-	141,910
Investments in equity instruments	14 (c)	-	-	5,649	5,649
Related parties (i)	20 (a)	3	-	-	3
		521,648	96,475	5,649	623,772

					2023
Liabilities per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Loans and financings	24 (a)	1,634,163	91,403	-	1,725,566
Lease liabilities	23 (b)	9,218	-	-	9,218
Other financial instruments	16 (a)	-	46,122	-	46,122
Trade payables	25	451,603	-	-	451,603
Confirming payables	26	234,385	-	-	234,385
Use of public assets (ii)		22,733	-	-	22,733
Related parties (ii)	20 (a)	3,935	-	-	3,935
		2,356,037	137,525	-	2,493,562

					2022
Assets per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Cash and cash equivalents	15	497,826	-	-	497,826
Financial investments		18,062	-	-	18,062
Other financial instruments	16 (a)	-	7,443	-	7,443
Trade accounts receivables	17	53,123	170,617	-	223,740
Investments in equity instruments	14 (c)	-	-	7,115	7,115
Related parties (i)	20 (a)	2	-	-	2
		569,013	178,060	7,115	754,188

					2022
Liabilities per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Loans and financings	24 (a)	1,578,864	90,395	-	1,669,259
Lease liabilities	23 (b)	5,021	-	-	5,021
Other financial instruments	16 (a)	-	31,851	-	31,851
Trade payables	25	413,856	-	-	413,856
Confirming payables	26	216,392	-	-	216,392
Use of public assets (ii)		23,263	-	-	23,263
Related parties (ii)	20 (a)	1,033	-	-	1,033
		2,238,429	122,246	-	2,360,675

(i) Classified as Other assets in the consolidated balance sheet.

(ii) Classified as Other liabilities in the consolidated balance sheet.

33 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

14	Fair value estimates

Critical accounting estimates, assumptions and judgments

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The Company uses judgment to select among a variety of methods and makes estimates and assumptions that are mainly based on market conditions existing at the end of each reporting period.

Although management has used its best judgment in estimating the fair value of its financial instruments, any technique for making said estimates and assumptions involves some level of inherent fragility.

(a)	Analysis

The main financial instruments and the estimates and assumptions made by the Company for their valuation are described below:

•	Cash and cash equivalents, financial investments, trade accounts receivables and other current assets – considering their nature, terms and maturity, the carrying amounts approximate their fair value.
•	Financial liabilities – these instruments are subject to usual market interest rates. The fair value is based on the present value of expected future cash disbursements, at interest rates currently available for debt with similar maturities and terms and adjusted for the Company’s credit risk. Loans and financings are measured at amortized cost, except for certain contracts for which the Company has elected the fair value option.
•	Energy forward contracts - part of the fair value of these financial instruments are estimated based on the published price quotations in the active markets, as far as the data are existent and accessible in the market. The other part is estimated based on the use of valuation techniques that consider: (i) prices established in purchase and sale operations; (ii) supply risk margin; and, (iii) projected market price in the period of availability.
•	Other financial instruments – the fair value is determined by calculating their present value through yield curves at the closing dates. The curves and prices used in the calculation for each group of instruments are developed based on data from Brazilian Securities, Commodities and Futures Exchange – B3, Central Bank of Brazil, LME and Bloomberg, interpolated between the available maturities. The main derivative financial instruments are:

•	Swap contracts – the present value of both the assets and liabilities are calculated through the discount of forecasted cash flows by the interest rate of the currency in which the swap is denominated. The difference between the present value of the assets and the liabilities generates its fair value.
•	Forward contracts – the present value is estimated by discounting the notional amount multiplied by the difference between the future price at the reference date and the contracted price. The future price is calculated using the convenience yield of the underlying asset. It is common to use Asian non-deliverable forwards for hedging non-ferrous metals positions. Asian contracts are derivatives in which the underlying is the average price of certain asset over a range of days.
•	Option contracts – the present value is estimated based on the Black and Scholes model, with assumptions that include the underlying asset price, strike price, volatility, time to maturity and interest rate.

34 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

(b)	Fair value by hierarchy
			2023
	Note	Level 1	Level 2 (ii)	Total
Assets
Other financial instruments	16 (a)	-	7,893	7,893
Trade accounts receivables		-	88,582	88,582
Investments in equity instruments (i)	14 (c)	5,649	-	5,649
		5,649	96,475	102,124
Liabilities
Other financial instruments	16 (a)	-	46,122	46,122
Loans and financings designated at fair value (ii)		-	91,403	91,403
		-	137,525	137,525

			2022
	Note	Level 1	Level 2	Total
Assets
Other financial instruments	16 (a)	-	7,443	7,443
Trade accounts receivables		-	170,617	170,617
Investment in equity instruments (i)	14 (c)	7,115	-	7,115
		7,115	178,060	185,175
Liabilities
Other financial instruments	16 (a)	-	31,851	31,851
Loans and financings designated at fair value (ii)		-	90,395	90,395
		-	122,246	122,246

(i) To determine the fair value of the investments in equity instruments, the Company uses the share’s quotation as of the last day of the reporting period.

(ii) Loans and financings are measured at amortized cost, except for certain contracts for which the Company has elected the fair value option.

The Company discloses fair value measurements based on their level on the following fair value measurement hierarchy:

Level 1:

When fair value is calculated with quoted prices (unadjusted) in active markets for identical assets and liabilities traded in active markets at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Company is the current bid price.

Level 2:

When fair value is calculated with valuation techniques since the financial instruments are not traded in an active market and all of the significant inputs required to identify the fair value of an instrument are observable. Specific valuation techniques used to value financial instruments include:

•	Quoted market prices or dealer quotes for similar instruments are used where available;
•	The fair values of interest rate swaps are calculated at the present value of the estimated future cash flow based on observable yield curves; and
•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted to present value.

Other techniques, such as discounted cash flows analysis, are used to determine the fair value of the remaining financial instruments.

35 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

Level 3:

When fair value is calculated with inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs). As of December 31, 2023, there were no financial assets and liabilities carried at fair value classified as Level 3.

(c)	Investments in equity instruments – Increase of equity interest in Tinka Resources

In 2021, the Company acquired 9.0% of the issued and outstanding common shares of Tinka Resources Limited (“Tinka”), an exploration and development company which holds 100% of the Ayawilca zinc-silver project in Peru. On May 31, 2022, the Company subscribed to an additional 40,792,541 common shares in a private transaction at a price of CAD 0.22 per share (approximately USD 0.17) for a total consideration of CAD 8,974 thousand (USD 7,000). After this subscription, the Company holds 18.23% of the issued and outstanding common shares of Tinka. Similar to the original acquisitions made in 2021, this transaction has been accounted for as an investment in equity instruments at its acquisition cost and all are being subsequently measured at fair value through other comprehensive income.

15	Cash and cash equivalents

Accounting policy

Cash and cash equivalents include cash, bank deposits, and highly liquid short-term investments (investments with an original maturity less than 90 days), which are readily convertible into a known amount of cash and subject to an immaterial risk of changes in value. Bank overdrafts are shown within Loans and financings in current liabilities in the balance sheet.

(a)	Composition
	2023	2022
Cash and banks	352,814	330,653
Term deposits	104,445	167,173
	457,259	497,826
16	Other financial instruments

Accounting policy

Derivatives are initially recognized at fair value as at the date on which a derivative contract is entered into and are subsequently measured at fair value. Derivatives are only used for risk mitigation purposes and not as speculative investments. When derivatives do not meet the hedge accounting criteria, they are classified as held for trading and accounted for at fair value through profit or loss.

For derivatives that meet the hedge accounting criteria, the Company documents at the inception of the hedging transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking the hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions and accounted for as hedge accounting were, and will continue to be, highly effective in offsetting changes in the fair value or cash flow of hedged items.

(i)	Derivative financial instruments designated as cash flow hedge

Derivatives that are designated for hedge accounting recognition are qualified as cash flow hedges when they are related to a highly probable forecasted transaction. The effective portion of the changes in fair value is recognized in shareholders’ equity in Accumulated other comprehensive income and is subsequently reclassified to the income statement in the same period when the hedged expected cash flows affect the income statement.

The reclassification adjustment is recognized in the same income statement line item affected by the highly probable forecasted transaction, while gains or losses related to the non-effective portion are immediately recognized as “Other income and expenses, net”.

36 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

When a hedging instrument expires, is sold or no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in shareholders’ equity at that time remains in shareholders’ equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was previously accounted in shareholders’ equity is immediately transferred to the income statement within Other income and expenses, net.

Currently, the Company classifies as cash flow hedge only some strategies related to mismatches of quotational periods.

(ii)	Derivative financial instruments designated as fair value hedge

Derivatives that are designated for hedge accounting recognition are qualified as fair value hedges when they are related to assets or liabilities already recognized in the consolidated balance sheet. Changes in the fair values of derivatives that are designated and qualify as fair value hedges and changes in the fair value of the hedged item are recorded in the income statement in the same period.

Currently, the Company does not have any derivatives designated as fair value hedge.

(iii)	Derivatives financial instruments not designated as hedge accounting

Changes in the fair value of derivative financial instruments not designated as hedge accounting are recognized in the income statement in the line affected by the related transaction.

(iv)	Energy forward contracts

The Company through its energy subsidiaries is an energy self-producer and authorized to sell energy both in the free and regulated markets as Energy Traders. A portion of these transactions involve contracts for delivery of energy for internal use to meet production demands and are not therefore classified as financial instruments.

Another portion of these transactions consists of sales of energy not used in production process. These transactions take place in an active market meet the definition of financial instruments, because they are settled in energy and readily convertible into cash. Such contracts are recorded as derivatives and are recognized in the Company's statement of balance sheet at fair value on the date on which the derivative is entered, and subsequently revalued at their fair values at the reporting date. The fair value recognition and realization of these financial instruments are recorded under “Other income and expenses, net”.

The fair values of these derivatives are estimated partly based on price quotes in active markets, as long as such market data exists, and partly through the use of valuation techniques, which consider: (i) prices established in the purchase and sale operations; (ii) the risk margin on the supply; and (iii) the projected market price during the period of availability. Whenever the fair value upon initial recognition for these contracts differs from the transaction price, a loss or gain on the fair value is recognized in the profit or loss for the year. The transactions carried out by the company Pollarix S.A. in the Free Contracting Environment (“ACL”) led to a loss from the sale of surplus energy, which was recognized at its fair value on the transaction date.

(v)	Offtake agreement

On January 25, 2022, the Company signed an offtake agreement with an international offtaker (the “Offtaker”) a subsidiary of a BBB rated company, in which it agreed to sell 100% of the copper concentrate to be produced by Aripuanã for a 5-year period starting in February 2023 up to a total of 30,810 tons, at the lower of current spot market prices or a price cap.

37 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

The offtake agreement resulted from negotiations with the Offtaker to sell the copper concentrate in lieu of paying future royalties related to the previous acquisition of the Aripuanã project mining rights from the Offtaker. The amount of USD 46,100, representing the fair value of the agreement at its inception date, was recognized as an intangible asset and will be amortized over the life of the mine according to the Units of Production (“UoP”) method.

Additionally, the Company opted to voluntarily and irrevocably designate the entire offtake agreement at fair value through profit and loss within the scope of IFRS 9, rather than separate the value of the embedded derivative associated with the price cap, recognizing a non-cash accumulated gain of USD 2,268 in the income statement for year ended on December 31, 2023.

(a)	Composition
	Derivatives financial instruments	Offtake agreement measured at FVTPL	Energy futures contracts at FVTPL (i)	2023
Current assets	7,801	-	-	7,801
Non-current assets	92	-	-	92
Current liabilities	(10,343)	(2,091)	(6,643)	(19,077)
Non-current liabilities	(150)	(17,474)	(9,421)	(27,045)
Other financial instruments, net	(2,600)	(19,565)	(16,064)	(38,229)

	Derivatives financial instruments	Offtake agreement measured at FVTPL	Energy futures contracts at FVTPL	2022
Current assets	7,380	-	-	7,380
Non-current assets	63	-	-	63
Current liabilities	(9,711)	(1,724)	-	(11,435)
Non-current liabilities	(307)	(20,109)	-	(20,416)
Other financial instruments, net	(2,575)	(21,833)	-	(24,408)

(i) On December 31, 2023, due to the current scenario of high energy supply in Brazil, the Company has a projected energy surplus on forward contracts with some suppliers. Consequently, the Company recognized the fair value arising from the mark-to-market of current purchase until 2026, which resulted in an expense in the amount of USD 15,663. This amount was accounted for as a loss within “Other income and expenses, net” (Note 9) and will vary according to the market’s energy prices.

(b)	Derivative financial instruments: Fair value by strategy
			2023	2022
Strategy	Per Unit	Notional	Fair value	Notional	Fair value
Mismatches of quotational periods
Zinc forward	ton	209,951	(3,175)	209,319	(2,357)
			(3,175)		(2,357)
Sales of zinc at a fixed price
Zinc forward	ton	7,233	1,026	8,297	74
			1,026		74
Interest rate risk
IPCA vs. CDI	BRL	100,000	(451)	226,880	(292)
			(451)		(292)

			(2,600)		(2,575)

(c)	Derivative financial instruments: Changes in fair value – At the end of each year

Strategy	Inventory	Cost of sales	Net revenues	Other income and expenses, net	Net financial results	Other comprehensive income	Realized (loss) gain
Mismatches of quotational periods	-	14,988	2,676	(1,385)	-	732	17,829
Sales of zinc at a fixed price	-	-	(3,159)	-	-	-	(4,111)
Interest rate risk – IPCA vs. CDI	-	-	-	-	(606)	-	(447)
2023	-	14,988	(483)	(1,385)	(606)	732	13,271

2022	1,014	19,394	(5,727)	1,363	(83)	(1,329)	8,648

38 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

(d)	Energy forward contracts
			Notional	Notional
	2023	2022	2023	2022
Balance at the beginning of the year	-	-	-	-
Changes in fair value	(15,663)	-	-	-
Foreign exchanges effects	(401)	-	-	-
Energy forward contracts (Megawatts)	-	-	688,877	-
Balance at the end of the year	(16,064)	-	688,877	-

(e)	Offtake agreement measured at FVTPL: Changes in fair value
	2023	2022	Notional 2023	Notional 2022
Balance at the beginning of the year	(21,833)	(46,100)	30,810	30,810
Changes in fair value	2,268	24,267	-	-
Deliveries of copper concentrates (i)	-	-	(3,248)	-
Balance at the end of the year	(19,565)	(21,833)	27,562	30,810

(i) On January 25, 2022, the Company signed an offtake agreement with an Offtaker to sell 100% of the copper concentrate produced by Aripuanã for a 5-year period, up to a specified volume, at the lower of current market prices or a price cap. In June 2023, the Company began with the deliveries of copper concentrates in relation to the offtake agreement mentioned above. In 2023, when the sales occurred the copper price was lower than the price cap, and therefore, there was no fair value impact on revenues for these deliveries.

17	Trade accounts receivables

Accounting policy

Trade accounts receivables are amounts due from customers for goods sold or services provided in the ordinary course of the Company’s business.

Trade accounts receivables are recognized initially at fair value and subsequently measured at:

(i) Fair value through profit or loss when are related to the Company’s accounts receivables portfolio outstanding at the balance sheet date that is designated at inception to be included in a forfaiting program whereby the Company, at its discretion, can discount certain outstanding trade accounts receivables and receive payments in advance. The program is used to meet short-term liquidity needs. Trade accounts receivables within this program are derecognized since all risks and rewards, control of the assets and contractual rights to receive the assets cash flows are transferred to the counterparty.

(ii) Fair value through profit or loss when are related to sales that are subsequently adjusted to changes in LME prices, which is recorded on net revenues. These accounts receivable do not meet the SPPI criteria because there is a component of commodity price risk that modifies the cash flows that otherwise would be required by the sales contract.

(iii) Amortized cost using the effective interest rate method, less impairment, when the receivables do not meet the aforementioned classifications.

Credit risk can arise from non-performance by counterparties of their contractual obligations to the Company. To ensure an effective credit risk evaluation, management applies procedures related to the application for credit granting and approvals, renewal of credit limits, continuous monitoring of credit exposure in relation to established limits and events that trigger requirements for secured payment terms. As part of the Company’s process, the credit exposures with all counterparties are regularly monitored and assessed.

The Company applies the IFRS 9 simplified approach to measure the impairment losses for trade accounts receivables. This approach requires the use of the lifetime expected credit losses on its trade accounts receivables measured at amortized cost. To calculate the lifetime expected credit losses the Company uses a provision matrix and forward-looking information. The additions to impairment of trade accounts receivables are included in selling expenses. Trade accounts receivables are generally written off when there is no expectation of recovering additional cash.

39 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

(a)	Composition
	2023	2022
Trade accounts receivables	147,619	227,265
Related parties - note 20	852	801
Impairment of trade accounts receivables	(6,561)	(4,326)
	141,910	223,740
(b)	Changes in impairment of trade accounts receivables
	2023	2022
Balance at the beginning of the year	(4,326)	(3,465)
Additions	(4,101)	(1,793)
Reversals	2,023	1,005
Foreign exchange (losses)	(157)	(73)
Balance at the end of the year	(6,561)	(4,326)

(c)	Analysis by currency
	2023	2022
USD	122,025	204,608
BRL	19,435	18,740
Other	450	392
	141,910	223,740
(d)	Aging of trade accounts receivables
	2023	2022
Current	125,625	212,814
Up to 3 months past due	18,529	10,495
From 3 to 6 months past due	1,405	2,181
Over 6 months past due	2,912	2,576
	148,471	228,066
Impairment of trade accounts receivables	(6,561)	(4,326)
	141,910	223,740

18	Inventory

Accounting policy

Inventory is stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related fixed production overheads (based on normal operating capacity). The normal operating capacity is supported by the historical annual production. The idle capacity cost is calculated considering the reduction in the level of production due to unusual events and the level of production not achieved in the ramp-up period. Variable production overhead costs are included in inventory costs based on the actual production level. Imports in transit are stated at the accumulated cost of each import. At the end of the reporting period, the net realizable value of inventories is assessed and a provision for non-realizable, losses on obsolete or slow-moving inventory may be recognized.

The provision for net realizable value is estimated considering the current selling price in the ordinary course of business, less any additional selling expenses. The write-downs and reversals are recognized within Cost of sales.

40 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

A provision for obsolete inventory, finished products, semi-finished products, raw materials and auxiliary materials is recognized when items cannot be used in normal production or sold because they are damaged or do not meet the Company’s specification and is recognized as Other income and expenses.

Slow-moving provision is recognized for inventory items that are in excess of the expected normal use or sale. The amount of slow-moving provision recognized is determined based on 20% of the carrying amount for each six-month period without use or sale and is recognized as Other income and expenses.

(a)	Composition
	2023	2022
Finished products	97,396	142,935
Semi-finished products	90,220	163,805
Raw materials	69,439	68,497
Auxiliary materials and consumables	121,126	115,562
Inventory provisions	(38,510)	(95,602)
	339,671	395,197
(b)	Changes in the provision of the year
	2023	2022
Balance at the beginning of the year	(95,602)	(29,749)
Additions	(28,428)	(69,761)
Reversals	89,200	4,634
Exchange variation (losses)	(3,680)	(726)
Balance at the end of the year	(38,510)	(95,602)

The main amount is related to the reversal of the net realizable value provision of Aripuanã’s inventory for both its ore stockpile and its produced concentrates in the total amount of USD 54,906 (including depreciation of USD 14,785) as of December 31, 2023.

19	Other assets
	2023	2022
Other recoverable taxes (i)	128,738	139,168
Advances to third parties	7,452	7,057
Prepaid expenses	9,427	9,858
Judicial deposits	13,740	16,753
Works-for-taxes program	-	7,902
Receivables from mining contractors	14,722	10,028
Other assets	42,469	19,194
	216,548	209,960
Current assets	86,934	75,486
Non-current assets	129,614	134,474

(i) Other recoverable taxes is composed mainly from tax credits related to ICMS (Tax on Circulation of Goods and Services), primarily generated from purchases. Additionally, there are PIS and COFINS credits, essentially arising from credits on the acquisition of fixed assets.

20	Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, shareholders and its related entities and key management personnel of the Company.

41 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

(a)	Balances
	Trade accounts receivables		Related parties’ assets		Trade payables		Dividends payable		Related parties’ liabilities
Assets and liabilities	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Parent
Votorantim S.A.	-	-	3	2	1,985	765	-	-	2,522	-

Related parties
Andrade Gutierrez Engenharia S.A.	-	-	-	-	10,908	3,353	-	-	-	-
Auren Comercializadora de Energia Ltda.	-	1	-	-	-	976	-	-	-	-
Campos Novos Energia S.A.	-	-	-	-	14,835	9,652	-	-	-	-
Companhia Brasileira de Alumínio	193	187	-	-	-	263	-	-	(9)	-
Votorantim Cimentos S.A.	653	607	-	-	137	163	-	-	-	-
Votorantim International CSC S.A.C	-	-	-	-	-	1	-	-	891	487
Other	6	6	-	-	127	164	2,830	7,922	531	546
	852	801	3	2	27,992	15,337	2,830	7,922	3,935	1,033
Current	852	801	-	-	27,992	15,337	2,830	7,922	-	-
Non-current	-	-	3	2	-	-	-	-	3,935	1,033
	852	801	3	2	27,992	15,337	2,830	7,922	3,935	1,033

(b)	Transactions
		Sales			Purchases
Profit and loss	2023	2022	2021	2023	2022	2021
Parent
Votorantim S.A.	-	-	-	7,484	4,704	3,735

Related parties
Andrade Gutierrez Engenharia S.A. Group (i)	-	-	-	73,757	38,907	41,498
Auren Comercializadora de Energia Ltda.	744	744	5,993	7,971	4,974	16,207
Campos Novos Energia S.A.	-	-	-	61,545	4,954	-
Companhia Brasileira de Alumínio	161	9,708	8,988	210	3,787	3,736
Votorantim Cimentos S.A.	-	-	-	1,050	1,494	661
Votorantim International CSC S.A.C	-	-	-	5,122	5,049	4,278
Other	-	-	113	436	1,157	1,120
	905	10,452	15,094	157,575	65,026	71,235

(i) As part of the execution of the Aripuanã project, in June 2019 the Company entered into a mining development services agreement with Andrade Gutierrez Engenharia S.A., in which one of the Company director’s close family members may have significant influence at its holding level. Additionally, in June 2020, NEXA entered into one additional agreement with Consórcio Construtor Nova Aripuanã (a consortium of the Andrade Gutierrez group of companies) in connection with construction and operational services for the Aripuanã project.

42 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

(c)	Key management compensation

Key management includes the members of the Company's global executive team and Board of Directors. Key management compensation, including all benefits, was as follows:

	2023	2022
Short-term benefits	7,276	7,371
Other long-term benefits	77	158
	7,353	7,529

Short-term benefits include fixed compensation, payroll charges and short-term benefits under the Company’s variable compensation program. Other long-term benefits relate to the variable compensation program.

21	Property, plant and equipment

Accounting policy

Property, plant and equipment are stated at their historical cost of acquisition or construction less accumulated depreciation and any recognized impairment losses. Historical cost includes expenditures that are directly attributable to the acquisition and construction of the assets. The mining projects development costs that are registered within Property, plant and equipment include (i) direct and indirect costs attributed to building the mining facilities; (ii) financial charges incurred during the construction period; (iii) depreciation of other fixed assets used during construction; and (iv) estimated decommissioning and site restoration expenses.

Subsequent costs are included in the asset’s carrying amount, or recognized as a separate asset as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and they can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to the income statement during the reporting period in which they are incurred.

Replacement costs are included in the carrying amount of the asset when it is probable that the Company will realize future economic benefits in excess of the benefits expected from the asset in its current condition. Replacement costs are depreciated over the remaining useful life of the related asset.

Land is not depreciated. Depreciation of other assets is calculated using the straight-line method to reduce their costs to their residual values over their estimated useful lives.

The assets' residual values and useful lives are reviewed annually and adjusted if appropriate.

An asset's carrying amount is reduced to its recoverable amount when it is greater than the estimated recoverable amount, in accordance with the criteria adopted by the Company to determine the recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within Other income and expenses, net in the income statement.

Loans and financings costs directly related to the acquisition, construction or production of a qualifying asset that requires a substantial period of time to prepare for its intended use or sale are capitalized as part of the cost of that asset when it is probable that future economic benefits associated with the item will flow to the Company and costs can be measured reliably.

43 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

Stripping costs

In its surface mining operations, the Company must remove overburden and other waste to gain access to mineral ore deposits. The removal process is referred to as stripping. During the development of a mine, before production commences, when the stripping activity improves access to the ore body, the component of the ore body for which access has been improved can be identified and the costs can be measured reliably, a stripping activity asset is capitalized as part of the investment in the construction of the mine and is accounted for as part of Property, plant and equipment within assets and projects under construction. Subsequently, when the operation starts, the stripping costs are transferred to “Dams and Buildings” and are depreciated by a linear calculation considering the asset’s useful life.

Stripping costs incurred during the production phase of operations are treated as production costs and are part of the inventory cost.

Mining Projects

The Company starts to capitalize a project’s mineral exploration and evaluation costs at the beginning of its feasibility study phase, following completion of a pre-feasibility study in which probability of economic feasibility has been established and where there is sufficient geologic and economic certainty of converting mineral resources into proven and probable mineral reserves at a development stage (construction or execution phase) or production stage based on various factors including the known geology, metallurgy and life-of-mine (“LOM”) plans.

Capitalized costs incurred during a project’s mineral exploration and evaluation stages are classified within Mining projects, under Property, plant and equipment until the project starts its development stage and are only depreciated by the UoP method once the development stage finishes and the project’s operation starts.

Costs incurred during a project’s development stage are also capitalized under Property, plant, and equipment but within Assets and projects under construction. In this way, the capitalized mineral exploration and evaluation costs will remain within Mining projects and will only be depreciated by the UoP method once the development stage finishes and the project´s operation starts.

Once the development stage is finished and the project’s operation starts, the capitalized development costs are reclassified to the appropriate group of assets considering their nature and are depreciated on a linear calculation based on the assets’ useful life.

Based on the above, once a project begins operation, there will be depreciation coming from the project’s capitalized mineral exploration and evaluation costs within the Mining projects account and based on the UoP method and from the project’s capitalized development costs within the corresponding group of assets based on their useful life.

The carrying value of the capitalized mineral exploration and evaluation costs, which remain within Mining projects, and the capitalized development costs, which are within Assets and projects under construction, of the projects are assessed for impairment at least annually or whenever evidence indicates that the assets may be impaired in accordance with IFRS 6 and IAS 36. If the Company decides at any moment to discontinue the project, this could be an impairment indicator that will be assessed under the impairment test. For purposes of this impairment assessment, the projects are allocated to cash generating units (“CGUs”) when applicable. The annual impairment test is disclosed in note 31.

Refer to note 8 for the Company’s accounting policy related to expensed mineral exploration and project evaluation costs for mining projects.

44 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

Costs to acquire exploration legal mining rights are included as Intangible within Rights to use natural resources as explained in note 23.

Asset retirement obligations

An asset retirement obligation is an obligation related to the permanent removal from service of a tangible long-lived asset that results from the acquisition, construction or development, or the normal operations of a tangible long-lived asset. At the initial recognition of an asset retirement obligation and at the periodical revisions of the expected disbursements and the discount rate, the changes in the liability are charged to Property, plant and equipment.

The capitalized amount recognized in Property, plant and equipment is depreciated based on the UoP method. Any reduction in the provision that exceeds the carrying amount of the asset, is immediately recognized in the income statement as “Other income and expenses, net.”

Impairment

Refer to note 31 for the Company’s accounting policy related to impairment of Property, plant and equipment.

45 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

(a)	Changes in the year

							2023
	Dam and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligations	Mining projects (i)	Other	Total
Balance at the beginning of the year
Cost	1,512,360	2,636,582	521,191	200,665	221,077	44,094	5,135,969
Accumulated depreciation and impairment	(671,028)	(1,870,591)	(65,386)	(125,118)	(92,652)	(15,919)	(2,840,694)
Balance at the beginning of the year	841,332	765,991	455,805	75,547	128,425	28,175	2,295,275
Additions	113	953	309,039	318	-	45	310,468
Disposals and write-offs	-	(212)	(3,834)	-	-	(43)	(4,089)
Depreciation	(90,258)	(121,004)	-	(5,165)	(1,372)	(1,212)	(219,011)
Impairment loss of long-lived assets - note 31	(16,857)	(27,748)	(10,890)	(6,691)	(7,257)	(2,513)	(71,956)
Foreign exchange effects	47,840	43,495	18,088	4,698	1,502	1,455	117,078
Transfers	132,196	186,945	(322,768)	-	462	2,360	(805)
Remeasurement	-	-	-	11,654	-	-	11,654
Balance at the end of the year	914,366	848,420	445,440	80,361	121,760	28,267	2,438,614
Cost	1,710,083	2,896,565	512,925	219,449	215,913	44,601	5,599,536
Accumulated depreciation and impairment	(795,717)	(2,048,145)	(67,485)	(139,088)	(94,153)	(16,334)	(3,160,922)
Balance at the end of the year	914,366	848,420	445,440	80,361	121,760	28,267	2,438,614

Average annual depreciation rates %	4	9	-	UoP	UoP

46 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

							2022
	Dam and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligations	Mining projects (i)	Other	Total
Balance at the beginning of the year
Cost	1,054,413	2,330,748	874,776	202,242	181,528	35,266	4,678,973
Accumulated depreciation and impairment	(615,428)	(1,763,377)	(62,681)	(118,439)	(16,291)	(15,027)	(2,591,243)
Balance at the beginning of the year	438,985	567,371	812,095	83,803	165,237	20,239	2,087,730
Additions	4	706	381,223	22,252	479	56	404,720
Disposals and write-offs	(568)	(369)	(430)	-	-	(82)	(1,449)
Depreciation	(82,293)	(109,009)	-	(5,169)	(2,120)	(1,302)	(199,893)
Impairment (loss) reversal of long-lived assets - note 31	19,802	7,513	(6,168)	-	(39,910)	-	(18,763)
Derecognition of Nexa’s share of Enercan's property, plant and equipment	(19,688)	(8,711)	(634)	-	-	(183)	(29,216)
Foreign exchange effects	18,577	23,855	37,280	3,686	1,215	839	85,452
Transfers	466,513	284,635	(767,561)	-	3,524	8,608	(4,281)
Remeasurement of asset retirement obligations	-	-	-	(29,025)	-	-	(29,025)
Balance at the end of the year	841,332	765,991	455,805	75,547	128,425	28,175	2,295,275
Cost	1,512,360	2,636,582	521,191	200,665	221,077	44,094	5,135,969
Accumulated depreciation and impairment	(671,028)	(1,870,591)	(65,386)	(125,118)	(92,652)	(15,919)	(2,840,694)
Balance at the end of the year	841,332	765,991	455,805	75,547	128,425	28,175	2,295,275

Average annual depreciation rates %	4	8	-	UoP	UoP

(i) Only the amounts of the operating unit Atacocha are being depreciated under the UoP method.

47 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

22	Intangible assets

Accounting policy

Goodwill

Goodwill arising from business combinations is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net assets acquired. Goodwill is not amortized but is tested for impairment annually and whenever circumstances indicate that the carrying amount may not be recovered. Refer to note 31 for the Company’s impairment accounting policy and critical estimates and assumptions and judgments.

Rights to use natural resources

The significant costs incurred for the acquisition of legal rights to explore mining concessions and develop mineral properties are capitalized and are amortized as production costs when the associated projects start their commercial operation using the UoP method over their useful lives. Useful lives consider the period of extraction for both mineral reserves and mineral resources, which includes a portion of the Company’s inferred resources in the Company’s mining operations. The costs for the acquisition of legal rights attributed to mining projects are not depreciated until the project becomes operational and production activities start.

The costs incurred are impaired if the Company determines that the projects and their mineral rights associated have no future economic value. For purposes of impairment assessment, rights to use natural resources are allocated to CGUs. Refer to note 31 for the Company’s impairment accounting policy.

Critical accounting estimates, assumptions and judgments - Quantification of mineral reserves and resources for useful life calculation

The Company classifies proven and probable reserves, and measured, indicated and inferred resources based on the definitions of the United States Securities and Exchange Commission’s (SEC) Modernized Property Disclosure Requirements for Mining Registrants as described in Subpart 229.1300 of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations (S-K 1300) and Item 601 (b)(96) Technical Report Summary.

The useful life determination applied to the rights to use natural resources reflect the pattern in which the benefits are expected to be derived by the Company and is based on the estimated life of mine (“LOM”). Any changes to the LOM, based on new information regarding estimates of mineral reserves and mineral resources and mining plan, may affect prospectively the LOM and amortization rates.

The estimation process of mineral reserves and mineral resources is based on a technical evaluation, which includes geological, geophysics, engineering, environmental, legal and economic estimates and may have relevant impact on the economic viability of the mineral reserves and mineral resources. These estimates are reviewed periodically, and any changes are reflected in the expected LOM. Management is confident based on testing, continuity of the ore bodies and conversion experience that a part of the inferred resources will be converted into measured and indicated resources, and if they are economically recoverable, and such inferred resources may also be classified as proven and probable mineral reserves. Where the Company can demonstrate the expected economic recovery with a high level of confidence, inferred resources are included in the amortization calculation.

48 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

However, the future conversion of inferred resources is inherently uncertain and involves estimates, assumptions and judgments that could have a material impact on the Company’s results of operations.

(a)	Changes in the year

				2023
	Goodwill (i)	Rights to use natural resources	Other	Total
Balance at the beginning of the year
Cost	611,909	1,855,014	65,246	2,532,169
Accumulated amortization and impairment	(267,342)	(1,207,596)	(40,304)	(1,515,242)
Balance at the beginning of the year	344,567	647,418	24,942	1,016,927
Additions	-	-	3,087	3,087
Amortization	-	(71,488)	(3,041)	(74,529)
Impairment loss of long-lived assets – note 31	(42,660)	-	(27)	(42,687)
Foreign exchange effects	346	3,489	1,727	5,562
Transfers	4,859	132	(4,072)	919
Balance at the end of the year	307,112	579,551	22,616	909,279
Cost	630,787	1,859,147	53,865	2,543,799
Accumulated amortization and impairment	(323,675)	(1,279,596)	(31,249)	(1,634,520)
Balance at the end of the year	307,112	579,551	22,616	909,279

Average annual depreciation rates %	-	UoP	-

				2022
	Goodwill (i)	Rights to use natural resources	Other	Total
Balance at the beginning of the year
Cost	673,570	1,791,643	72,414	2,537,627
Accumulated amortization and impairment	(267,342)	(1,179,373)	(34,141)	(1,480,856)
Balance at the beginning of the year	406,228	612,270	38,273	1,056,771
Additions	-	57,529	-	57,529
Amortization	-	(76,695)	(5,639)	(82,334)
Impairment (loss) reversal of long-lived assets – note 31	(61,856)	48,107	-	(13,749)
Derecognition of Nexa’s share of Enercan's intangible assets	-	-	(9,382)	(9,382)
Foreign exchange effects	195	3,661	(45)	3,811
Transfers	-	2,546	1,735	4,281
Balance at the end of the year	344,567	647,418	24,942	1,016,927
Cost	611,909	1,855,014	65,246	2,532,169
Accumulated amortization and impairment	(267,342)	(1,207,596)	(40,304)	(1,515,242)
Balance at the end of the year	344,567	647,418	24,942	1,016,927

Average annual depreciation rates %	-	UoP	-

(i) At December 31, 2023, the balances of the Company’s recognized goodwill were: USD 95,830 (2022 - USD 95,485) allocated to Cajamarquilla CGU, USD 4,972 (2022 - USD 4,613) allocated to Juiz de Fora, and USD 206,423 (2022 - USD 249,082) allocated to the Mining Peru group of CGU. In 2023, the recoverability of goodwill was tested, as explained in note 31.

23	Right-of-use assets and lease liabilities

Accounting policy

Right-of-use assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease.

Lease terms are negotiated on an individual asset basis and contractual provisions contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

49 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

The Company accounts for non-lease components such as service costs separately, whenever applicable. The Company’s lease terms may include options to extend or terminate the lease and when it is reasonably certain that we will exercise that option, the financial effect is included in the contract’s measurement.

Measurement

Liabilities arising from a lease contract are initially measured on a present value basis, using the incremental borrowing rate approach. The incremental borrowing rate is determined by the Company based on equivalent financial costs that would be charged by a counterparty for a transaction with the same currency and a similar amount, term and risk of the lease contract. The finance cost charged to the income statement produces a constant periodic rate of interest over the lease term. On December 31, 2023, incremental borrowing rate were between 5.68% to 11.39% for Brazil; and 2.85% to 9.53% for Peru.

Lease contracts are recognized as a liability with a corresponding right-of-use asset at the date at which the leased asset is available for use by the Company. The right-of-use asset also includes any lease payments made and it is amortized over the shorter of the asset’s useful life and the lease term on a straight-line basis. Amortization expenses are classified either in Cost of sales or Administrative expenses based on the designation of the related assets.

When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

(a)	Right-of-use assets - Changes in the year
					2023	2022
	Buildings	Machinery, equipment, and facilities	IT equipment	Vehicles	Total	Total
Balance at the beginning of the year
Cost	7,300	18,106	282	18,830	44,518	50,004
Accumulated amortization	(4,467)	(15,394)	(84)	(17,678)	(37,623)	(37,314)
Balance at the beginning of the year	2,833	2,712	198	1,152	6,895	12,690
New contracts	375	7,109	117	2,703	10,304	2,018
Disposals and write-offs	-	(874)	-	-	(874)	-
Amortization	(1,034)	(1,874)	(61)	(1,884)	(4,853)	(8,710)
Remeasurement	197	(275)	(120)	-	(198)	419
Transfers	-	(114)	-	-	(114)	-
Foreign exchange effects	17	45	(1)	7	68	478
Balance at the end of the year	2,388	6,729	133	1,978	11,228	6,895
Cost	6,278	16,079	317	22,766	45,440	44,518
Accumulated amortization	(3,890)	(9,350)	(184)	(20,788)	(34,212)	(37,623)
Balance at the end of the year	2,388	6,729	133	1,978	11,228	6,895

Average annual amortization rates %	31	34	33	34

50 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

(b)	Lease liabilities - Changes in the year
	2023	2022
Balance at the beginning of the year	5,021	19,638
New contracts	10,304	2,018
Payments of lease liabilities	(5,818)	(17,091)
Interest paid on lease liabilities	(553)	(994)
Remeasurement	(198)	419
Accrued interest– note 10	427	542
Foreign exchange effects	35	489
Balance at the end of the year	9,218	5,021
Current liabilities	3,766	3,661
Non-current liabilities	5,452	1,360
24	Loans and financings

Accounting policy

Loans and financings are initially recognized at fair value, net of transaction costs incurred, and are subsequently measured at amortized cost, unless they are designated as fair value option, if necessary to eliminate the accounting mismatch that would arise if amortized cost were used. Any difference between the proceeds (net of transaction costs) and the total amount payable is recognized in the income statement as interest expense over the period of the loans using the effective interest rate method, except for the loans measured at fair value.

Loans and financings are classified as current liabilities unless the Company has the unconditional right to defer repayment of the liability for at least 12 months after the reporting period.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the drawdown occurs.

To the extent that there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

(a)	Composition
					Total		Fair value
				2023	2022	2023	2022
Type	Average interest rate	Current	Non-current	Total	Total	Total	Total
Eurobonds – USD	Pre-USD 5.84%	18,539	1,194,015	1,212,554	1,210,483	1,207,918	1,162,741
BNDES	TJLP + 2.82% SELIC + 3.10% TLP - IPCA + 5.46%	28,602	180,345	208,947	216,316	187,796	183,452
Export credit notes	LIBOR + 1,54% (i) CDI 134.20% SOFR TERM + 2.5% SOFR + 1,54%	95,719	142,143	237,862	232,790	237,791	227,201
Other		336	65,867	66,203	9,670	64,497	7,054
		143,196	1,582,370	1,725,566	1,669,259	1,698,002	1,580,448
Current portion of long-term loans and financings (principal)		115,904
Interest on loans and financings		27,292

(i) On June 30, 2023 LIBOR (London Interbank Offered Rate) was last issued and discontinued. The decision to discontinue LIBOR was made due to concerns about a lack of liquidity and the lack of underlying transactions supporting the taxes. As a result, regulators and financial authorities around the world have encouraged the transition to more robust and sustainable alternative benchmark interest rates. The transition involves transferring financial contracts and instruments that rely on LIBOR to other reference rates, such as short-term interest rates based on real transactions, such as SOFR (Secured Overnight Financing Rate).

Therefore, as guided by regulators and financial authorities, the Company adopted the change in indexes in its financial contracts and instruments indexed on LIBOR to SOFR as of July 1, 2023.

51 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

(b)	Loans and financing transactions during the year ended on December 31, 2023

On October 20, 2023, the Company entered into a sustainability-linked revolving credit facility with a group of financial institutions of lenders, which allows the Company to borrow up to USD 320,000. The revolving credit facility has a term of five years, and the amounts drawn are subject to an initial interest rate of 1.60% plus Term SOFR (Secured Overnight Financing Rate). The applicable margin is subject to compliance with certain sustainability key performance indicators. The new facility replaces Nexa’s 2019 USD 300,000 revolving credit facility, which was set to mature in October 2024.

As of December 31, 2023, the Company has not drawn on this revolving credit facility.

On December 12, 2023, the Company entered into a Bank Credit Note agreement in the total principal amount of USD 50,000 (equivalent to BRL 245,250 thousand) with maturity in 2028, and an interest rate of 2.57% plus the 12-month TERM SOFR (Secured Overnight Financing Rate).

On December 18, 2023, the Company entered into a financing agreement in the total principal amount of USD 6,012 with maturity in 2031, and an interest rate of 0.86% plus TJLP index.

(c)	Changes in the year
	2023	2022
Balance at the beginning of the year	1,669,259	1,699,315
New loans and financings	56,408	95,621
Debt issue costs	(74)	(63)
Payments of loans and financings	(27,087)	(24,639)
Bonds repurchased	-	(128,470)
Foreign exchange effects	23,996	22,695
Changes in fair value of financing liabilities related to changes in the Company´s own credit risk	583	(521)
Changes in fair value of loans and financings - note 10	525	1,472
Interest accrual	112,612	110,679
Interest paid on loans and financings	(113,018)	(109,263)
Amortization of debt issue costs	2,362	2,433
Balance at the end of the year	1,725,566	1,669,259

(d)	Maturity profile
							2023
	2024	2025	2026	2027	2028	As from 2029	Total
Eurobonds – USD (i)	18,539	(2,200)	(2,270)	698,567	499,918	-	1,212,554
BNDES	28,602	26,734	23,675	14,500	14,500	100,936	208,947
Export credit notes	95,719	52,143	-	90,000	-	-	237,862
Other	336	1,390	2,413	2,413	52,412	7,239	66,203
	143,196	78,067	23,818	805,480	566,830	108,175	1,725,566

(i)The negative balances refer to related funding costs (fee) amortization.

52 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

(e)	Analysis by currency
			2023	2022
	Current	Non-current	Total	Total
USD	112,210	1,334,015	1,446,225	1,392,625
BRL	30,986	248,355	279,341	276,190
Other	-	-	-	444
	143,196	1,582,370	1,725,566	1,669,259

(f)	Analysis by index

			2023	2022
	Current	Non-current	Total	Total
Fixed rate	18,540	1,194,014	1,212,554	1,210,972
SOFR	93,671	140,000	233,671	91,657
TLP	15,064	158,936	174,000	175,272
CDI	2,242	52,143	54,385	50,722
BNDES SELIC	9,455	14,990	24,445	27,796
TJLP	4,224	22,287	26,511	22,354
LIBOR	-	-	-	90,411
Other	-	-	-	75
	143,196	1,582,370	1,725,566	1,669,259

(g)	Guarantees and covenants

The Company has loans and financings that are subject to certain financial covenants at the consolidated level, such as: (i) leverage ratio; (ii) capitalization ratio; and (iii) debt service coverage ratio. When applicable, these compliance obligations are standardized for all debt agreements. No changes to the contractual guarantees occurred in the year ended on December 31, 2023.

As of December 31, 2023, the Company was in compliance with all its financial covenants, as well as the Company was compliant with other qualitative covenants.

25	Trade Payables

Accounting policy

Trade payables represent liabilities for goods and services that were provided to the Company before the end of the financial year which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. These amounts are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

(a)	Composition
	2023	2022
Trade payables	423,611	398,519
Related parties - note 20	27,992	15,337
	451,603	413,856

53 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

26	Confirming Payables

Accounting policy

The Company has contracts with some suppliers whose commercial payment varies between 90 and 180 days, which can be negotiated individually with the supplier and reach 210 days, without any additional guarantees, except for a specific supplier for which a letter of guarantees is provided. In these contracts, the supplier has the option to request a bank to advance the payment of their commercial invoice within 180 days, before the invoice matures. As a result of those contracts between the suppliers and the bank, the commercial terms agreed with the Company do not change. In accordance with the commercial agreement, the supplier communicates to the Company its interest in selling the invoice to the bank, and it is only the supplier who can decide to sell its invoice at any time during the commercial period. With this option, suppliers can improve their working capital position. The bank pays the supplier with an interest discount and the Company assumes part of the interest payment to the supplier, in certain cases the supplier assumes the integral payment of interest. The Company, however, understands that the separate presentation of these accounts within “Confirming payables” is relevant to the understanding of the Company's financial position.

Based on concepts of IFRS 9, the Company assesses whether the payment term extension arrangement substantially modifies the original liability based on qualitative and quantitative assessments. If the original liability has not been substantially modified, the original liability remains and is disclosed as “Confirming Payable”. If the original liability has been substantially modified, the Company derecognizes the original liability (confirming payables) and recognizes a new financial liability as “Other financial liabilities”. Any gain/loss is recognized in the “Income Statement”.

The Company concluded that for December 31, 2023, the transactions maintain their essence as “confirming payables” taking into consideration Nexa’s assessment policy.

Payments of the principal amounts and interest reimbursements are presented within the “operating activities group” in the Company's cash flow statement, in accordance with IAS 7, as the Company classifies the actual transactions as confirming payable.

(a)	Carrying amount of financial liabilities
	2023	2022
Confirming Payables	234,385	216,392

As of December 31, 2023, financial institutions have paid the total amount of confirming payables to the suppliers.

(b)	Range of payments due dates
2023
Days after invoice
Liabilities that are part of confirming payables	60 - 210
Comparable trade payables thar are not part of a confirming payables	30 - 120

54 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

(c)	Non-cash changes

There were no business combinations or material foreign exchange differences in either periods.

27	Dams, asset retirement and environmental obligations

Accounting policy

Provision for asset retirement obligations include costs for restoration and closure of the mining assets and is recognized due to the development or mineral production, based on the net present value of estimated closure costs. Dam obligations regarding the de-characterization of their structures includes estimated mandatory costs as required by the Brazilian Government. Management uses its judgment and previous experience to determine the potential scope of rehabilitation work required and the related costs associated with that work, which are recognized as a “Property, plant and equipment” for asset retirement obligations relating to operating mining assets or as “Other income and expenses, net” for non-operating structures and for de-characterization of dams, environmental obligations include costs related to rehabilitation of areas damaged by the Company in its extractive actions (for example - soil contamination, water contamination, among others) or penalties. Therefore, it becomes an event that creates obligations when these environmental damages are detected by the Company, when a new law requires that the existing damage be rectified or when the Company publicly accepts any responsibility for the rectification, creating a constructive obligation. The costs to remedy an eventual unexpected contamination, which give rise to a probable loss and can be reliably estimated, must be recognized in “Other income and expenses, net” in income statement.

In addition, investments in infrastructure, machinery and equipment regarding operational improvements to avoid future environmental damage, are not provisioned, because it is expected that these assets will bring future economic benefits to the operating units, thus it is capitalized as Property, plant and equipment.

The liabilities are discounted to present value using a credit risk-adjusted rate that reflects current market assessments of the time value of the money and the specifics risks for the asset to be restored. The interest rate charges relating to the liability are recognized as an accretion expense in the Net financial results. Difference in the settlement amount of the liability is recognized in the income statement.

Critical accounting estimates, assumptions and judgments

The initial recognition and the subsequent revisions of the asset retirement obligations, dams obligations, and environmental obligations consider critical future closure and repairing costs and several assumptions such as interest rates, inflation, useful lives of the assets and the estimated moment that the expenditure will be executed. These estimates are reviewed annually by the Company or when there is a relevant change in these assumptions.

Cost estimates can vary in response to many factors of each site that include timing, expected LOM, changes to the relevant legal or government requirements and commitments with stakeholders, review of remediation and relinquishment options, emergence of new restoration techniques, stage of engineering evaluation maturity among others. Engineering projects for each liability are in different stages of maturity, some of them still in the conceptual engineering phase, for which the estimation of expenditures includes in its methodology a high degree of uncertainty in the definition of the total cost of the project in accordance with best market practices.

External experts support the cost estimation process where appropriate. These factors either isolated or consolidated could significantly affect the future income statement and balance sheet position.

55 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

(a)	Changes in the year
				2023	2022
	Asset retirement obligations	Environmental obligations	Dams Obligations (iii)	Total	Total
Balance at the beginning of the year	219,923	46,396	-	266,319	264,151
Additions (ii)	4,292	2,727	6,960	13,979	35,036
Payments	(6,036)	(6,347)	-	(12,383)	(25,393)
Foreign exchange effects	8,027	3,729	161	11,917	9,160
Interest accrual - note 10	22,770	4,199	-	26,969	23,662
Remeasurement – discount rate (i) / (ii)	4,557	3,561	-	8,118	(40,297)
Balance at the end of the year	253,533	54,265	7,121	314,919	266,319
Current liabilities	24,264	8,438	1,016	33,718	23,646
Non-current liabilities	229,269	45,827	6,105	281,201	242,673

(i) As of December 31, 2023, the credit risk-adjusted rate used for Peru was between 10.86% and 12.52% (December 31, 2022: 10.92 % and 12.04%) and for Brazil was between 6.94% and 11.11% (December 31, 2022: 8.22% and 8.61%).

(ii) The change in the year ended on December 31, 2023, was mainly due to the time change in the expected disbursements on decommissioning obligations in certain operations, in accordance with updates in their asset retirement and environmental obligations studies, and by the increase in the discount rates, as described above. In this way, asset retirement obligations for operational assets, increased in an amount of USD 11,972 (December 31, 2022: decrease of USD 6,773) as shown in note 21; and asset retirement and environmental obligations for non-operational assets expense in USD 3,165 (December 31, 2022: expense of USD 1,512) as shown in note 9.

(iii) The Company has been conducting engineering studies to confirm the construction method of some very old inactive industrial waste containment structures that have been closed for more than 20 years.  None of them contain mining tailings, water or liquid waste. Based on results of the conceptual engineering studies, the Company has reserved amounts related to estimated costs of anticipated additional obligations in relation to these closed dams.

28	Provisions

Accounting policy

Provisions for legal claims and judicial deposits

Provisions for legal claims are recognized when there is a combination of the following conditions: (i) the Company has a present legal or constructive obligation as a result of past events; (ii) it is probable (more likely than not) that an outflow of resources will be required to settle the obligation; and (iii) the amount can be reliably estimated. The provisions are periodically estimated, and the likelihood of losses is supported by the Company's legal counsel.

Provisions are measured at the present value of the expenditure expected to be required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as Financial Expenses.

56 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

When a claim is secured by a judicial deposit, the Company offsets the provision with the judicial deposit amount in the consolidated balance sheet. However, the Company also has judicial deposits for claims for which the likelihood of loss is possible or remote and for which no provision is recognized. In such cases, these amounts are recognized as outstanding judicial deposits in the Company’s assets.

Critical accounting estimates and assumptions – Provisions for legal claims

The Company is part of ongoing tax, labor, civil and environmental lawsuits which are pending at different court levels. The provisions for potentially unfavorable outcomes of litigation in progress are established and updated based on management evaluation and require a high level of judgment regarding the matters involved, supported by the positions of external legal advisors. Income tax claims are discussed at the current and deferred income tax section (note 11).

(a)	Changes in the year
					2023	2022
	Tax	Labor	Civil	Environmental	Total	Total
Balance at the beginning of the year	8,159	20,520	244	14,974	43,897	36,828
Additions	49	10,655	53	10,200	20,957	13,148
Derecognition of Nexa’s share of Enercan’s provisions - - note 4(ii)	-	-	-	-	-	(311)
Reversals	(186)	(3,960)	(6)	(2,913)	(7,065)	(5,484)
Interest accrual	774	(382)	23	40	455	1,754
Payments	(387)	(5,351)	(11)	(1,217)	(6,966)	(4,584)
Foreign exchange effects	1,806	1,429	19	775	4,029	2,266
Other	(303)	(617)	438	1,962	1,480	280
Balance at the end of the year	9,912	22,294	760	23,821	56,787	43,897

(b)	Breakdown of legal claims provisions

The provisions and the corresponding judicial deposits are as follows:

			2023			2022
	Judicial deposits	Provisions	Carrying amount	Judicial deposits	Provisions	Carrying amount
Tax	(1,372)	11,284	9,912	(1,200)	9,359	8,159
Labor	(1,810)	24,104	22,294	(3,399)	23,919	20,520
Civil	-	760	760	-	244	244
Environmental	-	23,821	23,821	-	14,974	14,974
Balance at the end of the year	(3,182)	59,969	56,787	(4,599)	48,496	43,897

The outstanding judicial deposits of the Company as of December 31, 2023 that are not presented net of the provisions are USD 20,287 (December 31, 2022: USD 16,753).

(c)	Contingent liabilities

Legal claims that have a possible likelihood that an obligation will arise are disclosed in the Company’s financial statements. The Company does not recognize a liability because it is not probable that an outflow of resources will be required or because the amount of the liability cannot be reliably calculated. These legal claims are summarized below:

	2023	2022
Tax (i)	133,038	134,637
Labor (ii)	48,274	41,454
Civil (iii)	12,823	16,946
Environmental (iv)	124,773	112,541
	318,908	305,578

57 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

(i)	Comments on contingent tax liabilities

The main contingent liabilities relating to tax lawsuits are discussed below.

Income tax over transfers of shares in Peru

Relates to assessments issued by the SUNAT, where the Company was jointly and severally liable for the payment of income tax by a foreign investor, in a supposed capital gain on transfer of shares. The estimated financial effect of this contingent liability is USD 84,050.

Compensation for exploration for mineral resources

Relates to assessments issued by the Brazilian National Department of Mineral Production for the alleged failure to pay or underpayment of financial compensation for the exploration of mineral resources (“CFEM”). The estimated financial effect of this contingent liability is USD 12,927.

Indirect taxes on sales

Relates to assessments issued by the Brazilian Internal Revenues Service concerning certain credits taken by the Company when calculating those indirect taxes on sales. The estimated financial effect of this contingent liability is USD 4,272.

Value-added tax on sales

Relates to assessments issued by the tax authorities of the State of Minas Gerais concerning the following:

•	Incidence of value-added tax on sales of certain energy contracts. The estimated financial effect of this contingent liability is USD 20,903.
•	The Company was challenged by the tax authorities regarding certain credits to the purchases of property, plant and equipment. The estimated financial effect of this contingent liability is USD 8,052.
(ii)	Comments on contingent labor liabilities

Include several claims filed by former employees, third parties and labor unions and labor public attorney’s office mostly claiming the payment of indemnities related to dismissals, such as overtime, work at night hours, commuting hours, health hazard premiums and hazardous duty premiums, as well as indemnity claims by former employees and third parties based on alleged occupational illnesses, work accidents and payment of social benefits. The individual amount of the claims are not material.

(iii)	Comments on contingent civil liabilities

The main contingent civil liability is related to indemnity lawsuits against the Company alleging property, contractual and general damages/losses. The estimated financial effect of this contingent liability is USD 12,823.

(iv)	Comments on contingent environmental liabilities

The main contingent environmental liabilities in Brazil were filed by fishermen communities against the Company for indemnification, compensation for material and moral damages due to alleged pollution of the São Francisco River close to the Company’s Três Marias operation in Brazil. The estimated financial effect of these contingent liabilities is USD 85,399.

58 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

29	Contractual obligations

Accounting policy

Contractual obligations consist of advance payments received by the Company under a silver streaming agreement, signed with a counterparty (the “Streamer”) and by which referential silver contents found in the ore concentrates produced by the Company’s Cerro Lindo mining unit are sold to the Streamer.

Determining the accounting treatment of silver streaming transactions requires the exercise of high degree of judgment.

The Company assesses whether those advances obtained under this agreement should be recognized as contractual obligations (a sale of a non-financial item) or as a financial liability. For that purpose, the Company takes into consideration factors such as which party is exposed to the operational risk, the risk of access to the resources, the price risk, and assesses whether the transaction involves a sale of an own use asset for the counterparty. In those cases, in which the Company concludes that, in essence, the Streamer shares substantially the operational risks, the resource access and price risks, it delivers a non-financial item that qualifies as an “own use” item; any advance payment obtained is recognized as a contractual obligation in the framework of IFRS 15: Revenue from contracts with customers. Otherwise, the Company would recognize a financial liability in the framework of the provisions of IFRS 9: Financial instruments.

When a contractual obligation is recognized, the balance is initially recognized at the amount received, and it is subsequently recognized as revenue when the control of the respective assets is transferred, that is, upon the physical delivery of the nonfinancial item (silver certificate). Contractual obligations are recognized within non-current liabilities, except for the portion of silver certificates that are estimated to be delivered over the 12 months following the balance sheet date.

The advance payment obtained under the silver streaming transaction entered by the Company in 2016 is recognized as contractual obligation to the extent that the risk assessment conducted by the management indicates the relevant risks are substantially shared with the Streamer and the qualifying conditions of a sale of an “own use” item are met.

Determination of the transaction price

The transaction price is the amount of consideration to which the Company expects to be entitled in return for transferring the promised goods to its counterparty. The transaction price is allocated to each performance obligation based on the relative standalone selling prices. In the silver streaming transaction, the Company has variable considerations related to the production capacity of the mine linked to its LOM and to the LME. IFRS 15 requires that for contracts containing variable considerations, the transaction price be continually updated and re-allocated to the transferred goods. For this purpose, the contractual obligations require an adjustment to the transaction price per unit each time there is a change in the underlying production profile of a mine or the expected metal prices. The change in the transaction price per unit results in a retroactive adjustment to revenues in the period in which the change is made, reflecting the new production profile expected to be delivered under the streaming agreement or the expected metal prices. A corresponding retroactive adjustment is made to accretion expenses, reflecting the impact of the change in the contractual obligation balance.

59 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

Critical accounting estimates, assumptions and judgments

The recognition of revenues and of the contractual obligation related to the silver transaction require the use of critical accounting estimates and assumptions including, but not limited to: (i) allocation of revenues on relative prices; (ii) estimate prices for determining the upfront payment; (iii) discount rates used to measure the present value of future inflows and outflows; and (iv) estimates of LOM, reserves and mineral production.

(a)	Composition

In 2016, the Company entered a silver streaming arrangement for the anticipated sale of a portion of the silver contained in the ore concentrates produced by the Cerro Lindo mining unit, which consisted of: i) an upfront payment of USD 250,000 and ii) additional payments at the date of each delivery of the ounces of payable silver equivalent to 10% of the spot price at the date of settlement. In addition, by this agreement, sales of silver certificates to Triple Flag are limited to a total of 19.5 million of the ounces that Nexa Peru sells to its customers. Once that limit is reached, sales under the streaming will be made for 25% of the silver content in the Nexa Peru’s sales of concentrate for a period equivalent to the life of said mining unit.

The advance payment was recognized as a Contractual obligation and the corresponding revenues are recognized as the silver is delivered, which is the time that the contractual performance obligations are satisfied.

The changes in the contractual obligation are shown below:

	2023	2022
Balance at the beginning of the year	132,160	147,232
Revenues recognition upon ore delivery	(30,498)	(31,438)
Remeasurement adjustment (i)	10,121	10,565
Accretion for the year - note 10	5,329	5,801
Balance at the end of year	117,112	132,160
Current	37,432	26,188
Non-current	79,680	105,972

(i) In September 2023 and December 2023, the Company recognized a remeasurement adjustment in its contractual obligations of silver streaming with a corresponding reduction in revenues for an amount of USD 2,323 and USD 8,252, respectively, and an increase in accretion for an amount of USD 284 and USD 989 (September 30, 2022: reduction in revenues for an amount of USD 10,565 and an increase in accretion for an amount of USD 1,041), given the higher long-term prices and the updated mine plan for its Cerro Lindo Mining Unit. According to the Company’s silver streaming accounting policy, prices and changes in the LOM given an update in mine plans are variable considerations and then, the recognized income under the streaming agreement should be adjusted to reflect the updated variables.

60 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

30	Shareholders’ equity

Accounting policy

Common shares are classified in shareholders’ equity. Each time a share premium is paid to the Company for an issued share, the respective share premium is allocated to the share premium account. Each time the repayment of a share premium is decided, such repayment shall be done pro-rata to the existing shareholders.

The distribution of dividends to the Company’s shareholders is recognized as a liability in the Company’s consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders.

Shares repurchased under buyback programs that are not cancelled, are reported as treasury shares and are deducted from shareholders’ equity. These shares are also deducted in the earnings per share calculation.

(a)	Capital

As of December 31, 2023, the outstanding capital of USD 132,439 (2022: USD 132,439) is comprised of 132,439 thousand subscribed and issued common shares (2022: 132,439 thousand), with par value of US$ 1.00 per share. In addition to the subscribed and issued common shares, NEXA also has an authorized, but unissued and unsubscribed share capital set at USD 231,925.

(b)	Treasury shares

On June 4, 2020, at NEXA’s Extraordinary General Meeting (“EGM”), the Company’s shareholders approved the cancellation of the 881,902 shares held in treasury, purchased based on a share buyback program in prior years. For this reason, after the cancellation that occurred on June 4, 2020, VSA holds 64.68% of NEXA’s equity.

(c)	Share premium

The share premium, if any, may be distributed to the shareholders in accordance with Luxembourg Commercial Companies Act by a resolution of the Board of Directors.

(d)	Additional paid in capital

Additional paid in capital arises from transactions recognized in equity that do not qualify as capital or share premium in accordance with Luxembourg Commercial Companies Act and, therefore, cannot be distributed to the shareholders of the Company.

(e)	Accumulated other comprehensive income

The changes in the accumulated other comprehensive income are as follows:

61 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

	Cumulative translation adjustment	Hedge accounting	Changes in fair value of financial instruments	Total
At January 01, 2021	(269,743)	1,266	(875)	(269,352)
Translation adjustment on foreign subsidiaries	(64,575)	-	-	(64,575)
Cash flow hedge accounting	-	327	-	327
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	-	-	(7,441)	(7,441)
Changes in fair value of investments in equity instruments	-	-	(2,632)	(2,632)
At December 31, 2021	(334,318)	1,593	(10,948)	(343,673)
Translation adjustment on foreign subsidiaries	65,243	-	-	65,243
Cash flow hedge accounting	-	(331)	-	(331)
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	-	-	343	343
Changes in fair value of investments in equity instruments	-	-	(3,608)	(3,608)
At December 31, 2022	(269,075)	1,262	(14,213)	(282,026)
Translation adjustment on foreign subsidiaries	81,315	-	-	81,315
Cash flow hedge accounting	-	(537)	-	(537)
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	-	-	(385)	(385)
Changes in fair value of investments in equity instruments	-	-	(1,466)	(1,466)
At December 31, 2023	(187,760)	725	(16,064)	(203,099)
Attributable to NEXA's shareholders				(169,094)
Attributable to non-controlling interests				(34,005)

(f)	Earnings per share

Basic earnings per share are computed by dividing the net income attributable to NEXA’s shareholders by the average number of outstanding shares for the year. Diluted earnings per share is computed in a similar way, but with the adjustment in the denominator when assuming the conversion of all shares that may be dilutive. The Company does not have any potentially dilutive shares and consequently the basic and diluted earnings per share are the same.

	2023	2022	2021
Net income (loss) for the year attributable to NEXA's shareholders	(289,354)	49,101	114,332
Weighted average number of outstanding shares – in thousands	132,439	132,439	132,439
Earnings (losses) per share - USD	(2.18)	0.37	0.86

(g)	Dividend distribution

On February 15, 2023, the Company’s Board of Directors approved, subject to ratification by the Company’s shareholders at the 2024 annual shareholders’ meeting in accordance with Luxembourg laws, a cash distribution to the Company’s shareholders of approximately USD 25,000, which was paid on March 24, 2023 as share premium (special cash dividend).

On May 15, 2023, Enercan’s Board of Directors approved an additional dividend distribution to its shareholders related to the 2022 fiscal year and the Company’s subsidiary Pollarix S.A. (“Pollarix”) will be entitled to receive USD 15,426 (BRL 76,430). Pollarix received in cash the amount of (i) USD 1,059 (BRL 5,245) on April 27, 2023, (ii) USD 5,474 (BRL 27,124) on June 7, 2023, (iii) USD 9,199 (BRL 44,887) on September 20, 2023, (iv) USD 4,556 (BRL 22,567) on November 21, 2023, and (v) USD 1,812 (BRL 8,977) on December 14, 2023, from the outstanding amount of the dividend’s distribution.

On August 2, 2023, Pollarix's Board of Directors approved an additional distribution of dividends to its shareholders for the 2022 fiscal year. Nexa BR will be entitled to receive USD 4,959 (BRL 24,197) for common shares and the non-controlling interest will be entitled to receive USD 12,397 (BRL 60,492) for preferred shares. Pollarix paid in cash the total amount of USD 13,282 (BRL 64,806) by the end of September to the non-controlling interest.

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Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

On December 15, 2023, Pollarix’s Board of Directors approved an early distribution of dividends to its shareholders for the 2023 fiscal year. Nexa BR will be entitled to receive USD 1,542 (BRL 7,638) for common shares and the non-controlling interest will be entitled to receive USD 5,954 (BRL 29,489) for preferred shares. Pollarix paid in cash the total amount of USD 10,307 (BRL 51,058) by the end of December to the non-controlling interest.

Additionally, it is important to mention that Nexa Peru paid a total amount of USD 124 to the non-controlling interest regarding to the dividends distributed in previous years.

(h)	Non-controlling interests
Summarized balance sheet	NEXA PERU		Pollarix S.A.
	2023	2022	2023	2022
Current assets	581,466	658,099	12,283	9,822
Current liabilities	292,067	260,980	11,734	8,820
Current net assets	289,399	397,119	549	1,002

Non-current assets	1,361,412	1,282,556	73,312	68,984
Non-current liabilities	385,208	409,106	9,421	-
Non-current net assets	976,204	873,450	63,891	68,984

Net assets	1,265,603	1,270,569	64,440	69,986

Accumulated non-controlling interests	207,966	217,167	46,747	50,842

Summarized income statement	NEXA PERU		Pollarix S.A.
	2023	2022	2023	2022
Net revenues	735,337	892,389	11,740	6,906
Net income for the year	12,491	106,501	13,700	29,635
Other comprehensive income (loss)	-	7,308	5,606	9,686
Total comprehensive income for the year	12,491	113,809	19,306	39,321

Comprehensive income attributable to non-controlling interests	(9,206)	1,199	14,261	30,870
Dividends paid to non-controlling interests	124	-	23,589	24,592

Summarized statement of cash flows	NEXA PERU		Pollarix S.A.
	2023	2022	2023	2022
Net cash provided by (used in) operating activities	206,163	196,850	(5,189)	4,474
Net cash used in investing activities	(226,991)	(86,969)	36,993	-
Net cash (used in) provided by financing activities	(3,604)	(137,426)	(32,185)	(6,945)
(Decrease) increase in cash and cash equivalents	(26,145)	(28,582)	(381)	(2,471)

31	Impairment of long-lived assets

Accounting policy

Impairment of goodwill

As part of the impairment testing procedures, the goodwill arising from a business combination is allocated to a CGU or groups of CGUs that are expected to benefit from the related business combination and is tested at the lowest level that goodwill is monitored by management. Goodwill is tested annually for impairment, regardless of whether there has been an impairment indicator or, more frequently, if circumstances indicate that the carrying amount may not be recovered.

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Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

Impairment of long-lived assets

The Company assesses at each reporting date, whether there are indicators that the carrying amount of an asset or CGU, including goodwill balance, may not be recovered. If any indicator exists, such as a change in forecasted commodity prices, a significant increase in operational costs, a significant decrease in production volumes, a reduction in LOM, the cancelation or significant reduction in the scope of a project, foreign exchange rate, market conditions or unusual events that can affect the business, the Company estimates the recoverable amount of the assets or CGUs.

The recoverable amount is estimated by reference to the higher of an asset’s or CGU’s fair value less cost of disposal (“FVLCD”) and its value in use (“VIU”). The recoverable amount is determined for an individual asset unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the asset is tested as part of a larger CGU to which it belongs.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the asset or CGU is considered impaired and is reduced to its recoverable amount. Non-financial assets other than goodwill that were adjusted due to impairment are subsequently reviewed for possible reversal of the impairment at each reporting date. Generally, the opposite of indicators that gave rise to an impairment loss would be considered indicators that impairment losses might have to be reversed. If the underlying reasons for the original impairment have been removed or the service potential of the asset or CGU has increased, an assessment of impairment reversals is performed by the Company. Reversals of impairment losses that arise simply from the passage of time or related with prior goodwill impairments are not recognized.

For individual assets, if there is any indicator that an asset become unusable by damage or a decision that would lead the asset to not contribute economically to the Company, it is impaired. In addition, greenfield projects for which the Company decides to quit exploration and there is no expectation that in the future will bring cash inflows are also impaired.

Impairment of exploration and evaluation costs and development projects costs

Exploration assets (greenfield) representing mineral rights acquired in business combinations, mineral rights, and other capitalized exploration and evaluation costs, as well as development projects costs capitalized included in Property, plant and equipment are tested for impairment in aggregation with CGU or groups of CGUs that include producing assets or tested individually through FVLCD when there are indicators that capitalized costs might not be recoverable. The allocation of exploration and evaluation costs, and development project costs to CGUs or group of CGUs is based on 1) expected synergies or share of producing assets infrastructure, 2) legal entity level, and 3) country level. When testing a CGU or a group of CGUs that include exploration and evaluation costs and development project costs, the Company performs the impairment test in two steps. In the first step, producing assets or group of producing assets are tested for impairment on an individual basis. In the second step, exploration and evaluation costs and development project costs are allocated to a CGU or a group of CGUs and tested for impairment on a combined basis.

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Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

Valuation methods and assumptions for recoverable amount based on FVLCD

FVLCD

FVLCD is an estimate of the price that the Company would receive to sell an asset, CGU or group of CGUs in an orderly transaction between market participants at the measurement date, less the cost of disposal. FVLCD is not an entity-specific measurement but is focused on market participants’ assumptions for a particular asset when pricing the asset. FVLCD is estimated by the Company using discounted cash flows techniques (using a post-tax discount rate) and market past transaction multiples (amount paid per ton of minerals for projects in similar stages) for greenfield projects for which resources allocation is under review, although the Company considers observable inputs, a substantial portion of the assumptions used in the calculations are unobservable. These cash flows are classified as level 3 in the fair value hierarchy. No CGUs are currently assessed for impairment by reference to a recoverable amount based on FVLCD classified as level 1 or level 2.

VIU

VIU is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its current condition and its residual value. VIU is determined by applying assumptions specific to the Company’s continued use and does not consider enhancements or future developments. These assumptions are different from those used in calculating FVLCD and consequently the VIU calculation is likely to give a different result (usually lower) than a FVLCD calculation. Additionally, it is applied to the estimated future cash flows a pre-tax discount rate.

Forecast assumptions

The cash flow forecasts are based on management’s best estimates of expected future revenues and costs, including the future cash costs of production, capital expenditure, and closure, restoration, and environmental costs. The resulting estimates are based on detailed LOM and long-term production plans. When calculating FVLCD, these forecasts include capital and operating expenditures related to expansions and restructurings of both brownfield and greenfield projects that a market participant would consider in seeking to obtain the highest and best use of the asset, considering their evaluation, eventual changes in their scope or feasibility, and their development stage.

The cash flow forecasts may include net cash flows expected to be realized from the extraction, processing and sale of material that does not currently qualify for inclusion in ore reserves. Such non-reserve material is only included if the Company has a high level of confidence that it will be converted to reserves. This expectation is usually based on preliminary drilling and sampling of areas of mineralization that are contiguous with existing ore reserves, as well as on the historical internal conversion ratio. Typically, the additional evaluation required for conversion to reserves of such material has not yet been done because this would involve incurring evaluation costs earlier than is required for the efficient planning and operation of the producing mine.

For purposes of determining FVLCD from a market participant’s perspective, the cash flows incorporate management’s internal price forecasts that also reflects the view of market participants. The internal price forecasts are developed using a robust model that incorporates market-based supply, demand and cost data. The internal price forecasts used for ore reserve estimation testing and the Company’s strategic planning are generally consistent with those used for the impairment testing.

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Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

Cost levels incorporated in the cash flow forecasts are based on the current LOM plan and long-term production plan for the CGU, which are based on detailed research, analysis and iterative modeling to optimize the level of return from investment, output and sequence of extraction. The mine plan considers all relevant characteristics of the orebody, including waste-to-ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore, process recoveries and capacities of processing equipment that can be used. The LOM plan and long-term production plans are, therefore, the basis for forecasting production output and production costs in each future year.

The discount rates applied to the future cash flow forecasts represent the Company’s estimate of the rate that a market participant would apply to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. The Company’s weighted average cost of capital is generally used for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual CGUs operate.

With respect to the estimated future cash flows of capitalized exploration assets and development projects, for some assets the Company applies a price to net assets value ratio discount in order to reflect the inherent risk of such projects and that are neither adjusted in the discount rate nor in the future cash flows. The discount is based on the stage of the project and the type of metal.

Critical accounting estimates, assumptions and judgments - Impairment of long-lived assets

Impairment is assessed at the CGU level. A CGU is the smallest identifiable asset or group of assets that generates independent cash inflows. Judgment is applied to identify the Company’s CGUs, particularly when assets belong to integrated operations, and changes in CGUs could impact impairment charges and reversals.

External and internal factors are quarterly monitored for impairment indicators. Judgment is required to determine, for example, whether the impact of adverse spot commodity price movements is significant and structural in nature. Also, the Company’s assessment of whether internal factors, such as an increase in production costs and delays in projects, result in impairment indicators requires significant judgment. Among others, the long-term zinc price, foreign exchange rate considering Brazilian real (BRL) per US dollar (USD) for Brazilian operations, and the discount rate may have a significant impact on the Company’s’ impairment estimations.

The process of estimating the recoverable amount involves the use of assumptions, judgment and projections for future cash flows. These calculations use cash flow projections based on financial and operational budgets for a five-year period. After the five-year period, the cash flows are extended until the end of the useful LOM or indefinitely for the smelters. The smelters cash flows do not use growth rates in the cash flow projections of the terminal value. Management’s assumptions and estimates of future cash flows used for the Company’s impairment testing of goodwill and long-lived assets are subject to risk and uncertainties, including metal prices and macroeconomic conditions, which are particularly volatile and partially or totally outside the Company’s control. Future changes in these variables may differ from management’s expectations and may materially change the recoverable amounts of the CGUs.

Impairment test analysis

Along 2023 the Company, at each reporting date, assessed whether there were indicators that the carrying amount of an asset, goodwill, or cash generation unit (CGU) might not be recoverable, or if a previously recorded impairment needed to be reversed for its entire CGU located in Brazil and Peru.

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Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

Goodwill assessment

As of December 31, 2023, Nexa conducted its annual impairment test for the CGUs to which goodwill has been previously allocated, including Mining Peru group of CGUs (composed of Cerro Pasco and Cerro Lindo CGUs), Cajamarquilla and Juiz de Fora.

As a result, there was an impairment loss of USD 42,660 in the goodwill allocated to the Mining Peru Group of CGUs. The Company assessed for impairment the goodwill allocated to the Cajamarquilla CGU and Juiz de Fora CGU and did not identify any loss to be recognized.

Três Marias System and Morro Agudo CGUs

During 2023, after analyzing the operational optimization and strategic alternatives for the Três Marias System (STM) (previously formed by the combined operations of the Três Marias smelter and the Vazante and Morro Agudo mines), based on the current and projected macroeconomic and price scenarios, as well as on possible future operational scenarios, management concluded that the implied value of processing zinc concentrate from Morro Agudo in the Três Marias smelter could no longer continue to be recognized.

As a result, the Company concluded that there could be scenarios where it was not necessary to consider the two operations in an integrated manner. Thus, the CGU of the STM was split in two: (i) the STM CGU (comprising the Três Marias smelter and the Vazante mine) and (ii) the Morro Agudo CGU (comprised of Morro Agudo mine and Bonsucesso greenfield). This triggered an impairment test for Morro Agudo and Três Marias System CGUs.

Considering key assumptions from the strategic planning process, as of December 31, 2023, the impairment assessment resulted in the recognition of an impairment loss of USD 59,007 for Morro Agudo CGU, concluding that its long-lived assets were entirely impaired. Furthermore, the Company assessed Três Marias System for impairment and did not identify impairment loss to be recognized.

Aripuaña and Juiz de Fora CGUs

The Company tested Juiz de Fora and Aripuanã CGUs after identifying impairment indicators related to (i) reduction in Aripuanã's life of mine; (ii) a lower exchange rate of BRL/USD; and (iii) an increase in operational costs for their operations. No impairment was identified after the impairment assessment for both CGUs.

In addition, in relation to Aripuanã CGU, Nexa observed that there is no more excess over recoverable amount. Based on that, the Company performed a sensitivity analysis and concluded that there is no impairment to be recognized as of December 31, 2023. However, the Company continues to work to finalize the operational ramp-up and stabilize the operation as well as to reduce the operation costs and idle capacity.

Peruvian CGU

As of December 31, 2023, Nexa conducted its annual impairment test for the CGUs Cerro Pasco, Cerro Lindo and Cajamarquilla, after identifying impairment indicators mainly related to increased operational costs. For these CGUs, an impairment assessment was performed, considering key assumptions from the strategic planning process, and as a result, no impairment was identified.

Impairment test summary

In addition to the economic impairments described above, the Company recognized individual assets impairments for USD 12,976, mainly related to “Assets and projects under construction”.

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Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

In summary, Nexa recognized a net impairment loss of USD 114,643 (after-tax USD 90,349) registered for the year ended on December 31, 2023.

For the year ended on December 31, 2022, the Company recognized an impairment loss of USD 32,512 (after-tax USD 30,971).

(a)	Key assumptions used in impairment tests

The recoverable amounts for each CGU were determined based on the FVLCD method, which were higher than those determined based on the VIU method.

The Company identified long-term zinc prices, discount rate, exchange rate considering Brazilian real (BRL) and LOM as key assumptions for the recoverable amounts determination, due to the material impact such assumptions may cause on the recoverable value. Part of these assumptions are summarized below:

	2023	2022	2021
Long-term zinc price (USD/t)	2,800	2,787	2,724
Discount rate (Peru)	7.22%	6.93%	6.22%
Discount rate (Brazil)	8.02%	8.03%	7.33%
Exchange rate (BRL x USD)	4.84	5.22	5.58
Brownfield projects - LOM (years)	From 4 to 21	From 5 to 24	from 4 to 25

(b)	Impairment loss - Mining Peru group of CGUs Goodwill

Before the impairment test performed on December 31, 2023, the Mining Peru group of CGU’s, which also includes greenfield projects including the Magistral, Florida Canyon and Hilarion Projects, included a goodwill of USD 249,082. After the impairment loss mentioned above, the goodwill, included in Intangible assets, has a balance of USD 206,423.

	Carrying amount prior to impairment	Impairment	Carrying amount after impairment
Goodwill- Mining Peru	249,082	(42,660)	206,422

The Company performed a stress test on the key assumptions used for the calculation of the recoverable amount of the CGU Mining Peru. A decrease of 5% in the long-term LME zinc price to USD 2,660 per ton compared to management´s estimation as of December 31, 2023, would have resulted in an impairment loss of USD 79,590 (or an additional impairment loss of USD 36,931). Also, an increase of 5% in the discount rate compared to management´s estimation as of December 31, 2023, would have resulted in an impairment loss of USD 49,820 (or an additional impairment loss of USD 7,161).

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Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

(c)	Sensitivity analysis –Tested CGUs and Cajamarquilla Goodwill

The Company estimated the amount by which the value assigned to the key assumptions must change in order for the assessed CGU recoverable amount, which was not impaired, to be equal to its carrying amount:

CGU	Excess over recoverable amount	Decrease in Long term Zinc (USD/t)		Increase in WACC		Appreciation of BRL over USD
		Change	Price	Change	Rate	Change	Price
Três Marias System	128,136	(3.97%)	2,689	43.21%	11.49%	(3.75%)	4.66
Juiz de fora	42,469	(4.42%)	2,676	17.58%	9.43%	(3.34%)	4.68
Cajamarquilla	335,380	(11.40%)	2,481	48.90%	10.76%	-	-
Cerro Lindo	101,871	(13.43%)	2,424	81.70%	13.12%	-	-

32	Long-term commitments
(a)	Projects evaluation

As part of NEXA’s activities for the execution of certain greenfield projects, the Company has agreed, with the Peruvian Government, to minimum investments levels in the Magistral Project, that if the Company does not meet by August 2028, would require additional disbursements of 30% over the unexecuted minimum investment commitment. As of December 31, 2023, the unexecuted minimum investment commitment was USD 323,000, and if not completed by August 2028, the penalty exposition would be USD 97,029.

(b)	Environmental Guarantee for Dams

On December 30, 2023, the Decree 48,747 of 2023 of Minas Gerais State was published, which regulates the need for an environmental guarantee, provided for in Law 23,291, of February 25, 2019 – State Policy for Dam Safety, to guarantee environmental recovery in the event of an accident or deactivation of the dams. According to the Decree, the environmental guarantee is applicable to all dams that present the characteristics established by the Law. The Company estimates a guarantee need of approximately USD 27,283 (BRL 132,083) for all structures in the state of Minas Gerais which was calculated based on a methodology specified by the decree itself, which takes into account the reservoir area, a cost factor related to the decommissioning of dams, and considerations about risk classification of the dam and inflation for the period. The Company has until March 28, 2024, to submit a proposal and may choose the following methods: (i) cash deposit; (ii) Bank Deposit certificate-CDB; (iii) bank guarantee; and (iv) guarantee insurance. By December 31, 2024, the Company will contract 50% of the guarantee chosen, 25% must be made by December 31, 2025, and 25% by the end of 2026.

*.*.*

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Management’s report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for assessing its effectiveness.

Our internal control over financial reporting is a process designed by, or under the supervision of, our chief executive officer and our chief financial officer, and effected by our board of directors, management and other employees, and is designed to provide reasonable assurance regarding the reliability of financial reporting and of preparation of our consolidated financial statements, in accordance with IFRS as issued by the IASB.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with our policies or procedures may deteriorate.

Our management has assessed the effectiveness of internal control over financial reporting as of December, 31, 2023, based upon the criteria established in Internal Controls – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of Treadway Commission (COSO). Based on this assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

Audit of the effectiveness of internal control over financial reporting

Our independent registered public accounting firm, PricewaterhouseCoopers Auditores Independentes Ltda has audited the effectiveness of internal control over financial reporting, as stated in their report as of December 31, 2023.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting during 2023, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Sincerely,

/s/ Juan Ignacio Rosado Gomez de La Torre	/s/ José Carlos del Valle
Juan Ignacio Rosado Gomez de La Torre	José Carlos del Valle
President and Chief Executive Officer	Senior VP Finance and Group CFO

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Nexa Resources S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Nexa Resources S.A. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in shareholders’ equity and consolidated statement of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment Assessments – Goodwill and long-lived assets

As described in Notes 22 and 31 to the consolidated financial statements, the Company’s goodwill balance was US$ 307,112 thousand as of December 31, 2023, comprised by the goodwill allocated to the following cash generating units (CGU): Cajamarquilla in the amount of US$ 95,830 thousand, Juiz de Fora in the amount of US$ 4,972 thousand and Mining Peru in the amount of US$ 206,423 thousand. Management conducts a goodwill impairment test on an annual basis or, more frequently, if circumstances indicate that the carrying value of goodwill may be impaired. Management also evaluates impairment indicators for the long-lived assets, such as intangible, property plant and equipment and investments in associate companies. Potential impairment is identified by comparing the Fair Value Less Cost of Disposal (FVLCD) of a reporting unit to its carrying value, including goodwill, when applicable. Fair value is estimated by management using a discounted cash flow model or by market past transaction multiples. Management’s cash flow projections included significant judgments and assumptions mainly related to long-term zinc price and discount rates. The impairment assessments performed by management resulted in the recognition of an impairment loss of US$ 42,660 thousand on the goodwill allocated to the Mining Peru CGU and US$ 59,007 thousand on Morro Agudo CGU, which long-lived assets were fully impaired. Additionally, the Company recognized an impairment loss of US$ 12,976 thousand related to individual assets classified in “Assets and projects under construction”. The total impairment loss of US$ 114,643 thousand was recorded in 2023.

The principal considerations for our determination that performing procedures relating to impairment assessments of the goodwill and long-lived assets is a critical audit matter are (i) the significant judgment by management when developing the fair value estimates of the CGUs; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to long-term zinc price and discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing design and the effectiveness of controls relating to management’s impairment assessments, including controls related to the significant assumptions. These procedures also included, among others (i) testing management’s process for developing the fair value estimates; (ii) evaluating the appropriateness of the discounted cash flow model used by management; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to long-term zinc price and discount rates. Evaluating management’s assumptions related to long-term zinc price and discount rates involved evaluating whether the assumptions used by management were reasonable considering (i) the consistency with external market and industry data; and (ii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow model and (ii) the reasonableness of the long-term zinc price and discount rates used.

VAT discussions

As described in Note 9 to the consolidated financial statements, the Company has incurred costs and recorded provisions, as a result of the investigation being carried out by the Fiscal Office of the State of Minas Gerais and the Public Ministry of Minas Gerais (the “MG Authorities”) with respect to certain commercial transactions and related Value-Added Taxes (VAT) between the Company and certain of its former customers. Nexa and the MG Authorities entered into two main tax agreements whereby the Company, without admitting primary responsibility for the resolved claims, agreed to make tax payments, including interest and penalties, to the State of Minas Gerais on behalf of certain former customers that allegedly failed to properly comply with their tax obligations. In connection with the first agreement signed during the third quarter of 2023, the Company recorded the total amount of US$ 75,811 thousand in "Other liabilities”, of which US$ 24,951 thousand was offset by VAT credits, US$ 6,398 thousand was offset by judicial deposits and the amount of US$ 1,515 thousand was paid in cash, while the remaining amount due will be paid in forty-six consecutive monthly installments. In connection with the second agreement signed on February 8, 2024, the Company recorded the total amount of US$ 27,128 thousand in "Other liabilities", of which US$ 10,796 thousand will be offset by VAT credits and the amount of US$ 828 thousand will be paid in cash, while the remaining amount due will be paid in fifty-nine consecutive monthly installments.

The principal considerations for our determination that performing procedures relating to VAT discussions is a critical audit matter are (i) a high degree of auditor effort in performing procedures and evaluating audit evidence related to management’s assessment of the recorded amounts; (ii) the audit effort involved the use of professionals with specialized skill and knowledge; and (iii) it relates to accounts and disclosures that are material to the consolidated financial statements.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment of loss and provision recorded as well as financial statement disclosures. These procedures also included, among others (i) confirming with internal and external legal counsel the possibility or probability of an unfavorable outcome and the extent to which the loss is reasonably estimable; (ii) evaluating the reasonableness of management’s assessment regarding whether an unfavorable outcome is reasonably probable and reasonably estimable; and (iii) evaluating the sufficiency of the Company’s disclosures. In addition, professionals with specialized skills and knowledge were used to assist in the evaluation of the reasonableness of the estimate of loss.

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.

Curitiba, Brazil,

February 21, 2024

We have served as the Company’s auditor since 2001.